Filed Pursuant to Rule 424(b)(3)

Registration Number 333-179659

PROSPECTUS SUPPLEMENT NO. 2

to Prospectus dated

April 20, 2012

(Registration No. 333-179659)

UNIFIED GROCERS, INC.

This Prospectus Supplement No. 2 supplements our Prospectus dated April 20, 2012. The securities that are the subject of the Prospectus have been registered to permit their sale by us.

This Prospectus Supplement includes the attached Quarterly Report on Form 10-Q for the period ended June 30, 2012 of Unified Grocers, Inc., as filed by us with the Securities and Exchange Commission.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is August 15, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR	THE QUARTERLY PERIOD ENDED JUNE 30, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM TO

Commission file number: 0-10815

UNIFIED GROCERS, INC.

(Exact name of registrant as specified in its charter)

California	95-0615250
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5200 Sheila Street, Commerce, CA 90040

(Address of principal executive offices) (Zip Code)

(323) 264-5200

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  [X]    No  [    ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  [X]    No  [    ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [X]	Smaller reporting company [ ]

(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  [    ]    No  [X]

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date. As of July 28, 2012, the number of shares outstanding was:

Class A: 151,200 shares; Class B: 430,396 shares; Class C: 15 shares; Class E: 251,808 shares

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS (UNAUDITED)

Unified Grocers, Inc. and Subsidiaries

Consolidated Condensed Balance Sheets – Unaudited

(dollars in thousands)

	June 30, 2012	October 1, 2011
Assets

Current assets:
Cash and cash equivalents	$9,462	$5,117
Accounts and current portion of notes receivable, net of allowances of $2,298 and $2,302 at June 30, 2012 and October 1, 2011, respectively	193,896	191,684
Inventories	229,845	267,745
Prepaid expenses and other current assets	11,812	9,118
Deferred income taxes	8,445	8,445

Total current assets	453,460	482,109
Properties and equipment, net	179,206	179,811
Investments	85,513	88,599
Notes receivable, less current portion and net of allowances of $877 and $581 at June 30, 2012 and October 1, 2011, respectively	18,866	17,809
Goodwill	38,997	38,997
Other assets, net	124,036	116,353

Total Assets	$900,078	$923,678

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$193,565	$209,886
Accrued liabilities	60,857	62,047
Current portion of notes payable	3,847	3,748
Members’ deposits and estimated patronage dividends	12,196	13,398

Total current liabilities	270,465	289,079
Notes payable, less current portion	214,273	226,162
Long-term liabilities, other	227,576	221,773
Members and Non-Members’ deposits	9,261	5,959
Commitments and contingencies

Shareholders’ equity:
Class A Shares: 500,000 shares authorized, 151,200 and 158,550 shares outstanding at June 30, 2012 and October 1, 2011, respectively	28,263	29,531
Class B Shares: 2,000,000 shares authorized, 428,715 and 440,273 shares outstanding at June 30, 2012 and October 1, 2011, respectively	76,559	78,465
Class E Shares: 2,000,000 shares authorized, 251,808 shares outstanding at both June 30, 2012 and October 1, 2011	25,181	25,181
Retained earnings after elimination of accumulated deficit of $26,976 effective September 28, 2002 – allocated	78,937	78,183
Retained earnings – non-allocated	6,864	6,864

Total retained earnings	85,801	85,047
Receivable from sale of Class A Shares to Members	(863)	(1,179)
Accumulated other comprehensive loss	(36,438)	(36,340)

Total shareholders’ equity	178,503	180,705

Total Liabilities and Shareholders’ Equity	$900,078	$923,678

The accompanying notes are an integral part of these statements.

Unified Grocers, Inc. and Subsidiaries

Consolidated Condensed Statements of Earnings – Unaudited

(dollars in thousands)

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	June 30, 2012	July 2, 2011	June 30, 2012	July 2, 2011
Net sales	$943,979	$969,341	$2,858,359	$2,882,595
Cost of sales	863,851	883,028	2,617,917	2,625,210
Distribution, selling and administrative expenses	70,625	73,745	218,674	226,984

Operating income	9,503	12,568	21,768	30,401
Interest expense	(3,271)	(3,060)	(9,426)	(9,376)

Earnings before estimated patronage dividends and income taxes	6,232	9,508	12,342	21,025
Estimated patronage dividends	(4,444)	(7,878)	(8,009)	(10,895)

Earnings before income taxes	1,788	1,630	4,333	10,130
Income taxes	(543)	(463)	(1,013)	(3,053)

Net earnings	$1,245	$1,167	$3,320	$7,077

The accompanying notes are an integral part of these statements.

Unified Grocers, Inc. and Subsidiaries

Consolidated Condensed Statements of Comprehensive Earnings (Loss) – Unaudited

(dollars in thousands)

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	June 30, 2012	July 2, 2011	June 30, 2012	July 2, 2011
Net earnings	$1,245	$1,167	$3,320	$7,077
Other comprehensive earnings (loss), net of income taxes:
Unrealized net holding (loss) gain on investments, net of income tax (benefit) expense of $(1,277) and $265 for the thirteen weeks ended and $(19) and $(138) for the thirty-nine weeks ended June 30, 2012 and July 2, 2011, respectively	(2,224)	500	(98)	(417)
Other postretirement benefit plans:
Unrecognized loss, net of income tax benefit of $787 for both the thirteen and thirty-nine weeks ended July 2, 2011	—	(1,219)	—	(1,219)

Comprehensive earnings (loss)	$(979)	$448	$3,222	$5,441

The accompanying notes are an integral part of these statements.

Unified Grocers, Inc. and Subsidiaries

Consolidated Condensed Statements of Cash Flows – Unaudited

(dollars in thousands)

	Thirty-Nine Weeks Ended
	June 30, 2012	July 2, 2011
Cash flows from operating activities:
Net earnings	$3,320	$7,077
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	19,207	16,906
Provision for doubtful accounts	992	266
Gain on sale of properties and equipment	(287)	(192)
Pension contributions	(8,034)	(6,317)
(Increase) decrease in assets:
Accounts receivable	(3,774)	7,240
Inventories	37,900	11,841
Prepaid expenses and other current assets	(2,694)	(1,237)
Increase (decrease) in liabilities:
Accounts payable	(16,770)	(19,082)
Accrued liabilities	(1,190)	(7,799)
Long-term liabilities, other	12,946	12,646

Net cash provided by operating activities	41,616	21,349

Cash flows from investing activities:
Purchases of properties and equipment	(11,167)	(6,984)
Purchases of securities and other investments	(46,356)	(54,117)
Proceeds from maturities or sales of securities and other investments	50,513	59,285
Origination of notes receivable	(4,647)	(3,408)
Collection of notes receivable	4,160	4,608
Proceeds from sales of properties and equipment	445	234
Increase in other assets	(14,630)	(10,738)

Net cash utilized by investing activities	(21,682)	(11,120)

Cash flows from financing activities:
Net (repayments) borrowings under secured revolving credit agreements	(9,000)	6,300
Repayments of notes payable	(2,790)	(1,822)
Payment of deferred financing fees	(475)	(2,602)
Decrease in Members’ deposits and estimated patronage dividends	(1,202)	(147)
Increase in Members and Non-Members’ deposits	3,302	650
Decrease in receivable from sale of Class A Shares to Members, net	316	350
Repurchase of shares from Members	(6,177)	(9,276)
Issuance of shares to Members	437	458

Net cash utilized by financing activities	(15,589)	(6,089)

Net increase in cash and cash equivalents	4,345	4,140
Cash and cash equivalents at beginning of period	5,117	5,901

Cash and cash equivalents at end of period	$9,462	$10,041

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$8,857	$8,846
Income taxes	$2,676	$3,302

The accompanying notes are an integral part of these statements.

Unified Grocers, Inc. and Subsidiaries

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS – UNAUDITED

1.     BASIS OF PRESENTATION

The consolidated condensed financial statements include the accounts of Unified Grocers, Inc. and all its subsidiaries (the “Company” or “Unified”). Inter-company transactions and accounts with subsidiaries have been eliminated. The interim financial statements included herein have been prepared by the Company without audit, pursuant to the rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”). Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted pursuant to SEC rules and regulations; nevertheless, management believes that the disclosures are adequate to make the information presented not misleading. These consolidated condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s latest Annual Report on Form 10-K for the year ended October 1, 2011 filed with the SEC. The results of operations for the interim periods are not necessarily indicative of the results for the full year.

The consolidated condensed financial statements reflect all adjustments that, in the opinion of management, are both of a normal and recurring nature and necessary for the fair presentation of the results for the interim periods presented. The preparation of the consolidated condensed financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated condensed financial statements and accompanying notes. As a result, actual results could differ from those estimates.

The Company’s banking arrangements allow the Company to fund outstanding checks when presented for payment to the financial institutions utilized by the Company for disbursements. This cash management practice frequently results in total issued checks exceeding the available cash balance at a single financial institution. The Company’s policy is to record its cash disbursement accounts with a cash book overdraft in accounts payable. At June 30, 2012 and October 1, 2011, the Company had book overdrafts of $63.6 million and $48.0 million, respectively, classified in accounts payable and included in cash provided by operating activities.

Reclassifications – The Company has modified its cash flow presentation to disclose net borrowing activities under secured revolving credit agreements as a separate line item under financing activities. The Company has conformed its presentation for the thirty-nine weeks ended July 2, 2011 to be consistent with the current year’s presentation.

2.     FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company evaluates the fair value of its assets and liabilities in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements and Disclosures” (“ASC Topic 820”) and ASC Topic 825, “Financial Instruments.”

ASC Topic 820 establishes a hierarchy for evaluating assets and liabilities valued at fair value as follows:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 – Inputs other than quoted prices included in Level 1 that are either directly or indirectly observable. These inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The Company records marketable securities at fair value in accordance with ASC Topic 320, “Investments – Debt and Equity Securities.” These assets are held by the Company’s Insurance segment. The Company’s Wholesale Distribution segment holds insurance contracts and mutual funds valued at fair value in support of certain employee benefits. See Note 3 for further discussion on investments.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents.    The carrying amount approximates fair value due to the short maturity of these instruments.

Accounts receivable and current portion of notes receivable.    The carrying amount of accounts receivable and the current portion of notes receivable approximates the fair value of net accounts and notes receivable due to their short-term maturity.

Concentration of credit risk.    The Company’s largest customer, Smart & Final, Inc., a Non-Member customer, and the ten largest Member and Non-Member customers (including Smart & Final, Inc.) constituted approximately 13% and 46%, respectively, of total net sales for the thirty-nine week period ended June 30, 2012, and approximately 12% and 45%, respectively, of total net sales for the thirty-nine week period ended July 2, 2011. The Company’s ten customers with the largest accounts receivable balances accounted for approximately 39% and 37% of total accounts receivable at June 30, 2012 and October 1, 2011, respectively. Management believes that receivables are well diversified, and the allowances for doubtful accounts are sufficient to absorb estimated losses.

Investments.    Generally, the fair values for investments are readily determinable based on actively traded securities in the marketplace. Investments that are not actively traded are valued based upon inputs including quoted prices for identical or similar assets. Equity securities that do not have readily determinable fair values are accounted for using the cost or equity methods of accounting. The Company regularly evaluates securities carried at cost to determine whether there has been any diminution in value that is deemed to be other than temporary and adjusts the value accordingly.

The following table represents the Company’s financial instruments recorded at fair value and the hierarchy of those assets as of June 30, 2012:

(dollars in thousands)
	Level 1	Level 2	Level 3	Total
Money market funds	$1,971	$—	$—	$1,971
Common equity securities	10,409	—	—	10,409
Mutual funds	13,212	—	—	13,212
Corporate securities	—	22,826	—	22,826
Government securities	9,632	28,890	—	38,522
Municipal securities	—	255	—	255

Total	$35,224	$51,971	$—	$87,195

The following table represents the Company’s financial instruments recorded at fair value and the hierarchy of those assets as of October 1, 2011:

(dollars in thousands)
	Level 1	Level 2	Level 3	Total
Money market funds	$1,604	$—	$—	$1,604
Common equity securities	8,657	—	—	8,657
Mutual funds	10,683	—	—	10,683
Corporate securities	—	25,440	—	25,440
Government securities	10,637	29,456	—	40,093
Municipal securities	—	907	—	907

Total	$31,581	$55,803	$—	$87,384

Money market funds are valued based on quoted prices in active markets (Level 1 inputs) and are included in cash and cash equivalents in the Company’s consolidated condensed balance sheets. Common equity securities and mutual funds are valued based on information received from a third party. These assets are valued based on quoted prices in active markets (Level 1 inputs). As of June 30, 2012, $10.4 million of common equity securities are included in investments and $13.2 million of mutual funds are included in other assets in the Company’s consolidated condensed balance sheets. Corporate securities, consisting of high quality investment grade corporate bonds, and government and municipal securities, consisting of obligations of U.S. government corporations and agencies, U.S. government treasury securities and U.S. state and municipal bonds, are held by two of the Company’s insurance subsidiaries to fund loss reserves. These assets are valued based on information received from a third party pricing service. For assets traded in active markets, the assets are valued at quoted bond market prices (Level 1 inputs). For assets traded in inactive markets, the service’s pricing methodology uses observable inputs (such as bid/ask quotes) for identical or similar assets. Assets considered to be similar will have similar characteristics, such as: duration, volatility, prepayment speed, interest rates, yield curves, and/or risk profile and other market corroborated inputs (Level 2 inputs). The Company determines the classification of financial asset groups within the fair value hierarchy based on the lowest level of input into each group’s asset valuation. The financial instruments included in the preceding table, other than money market funds and mutual funds discussed above, are included in investments in the Company’s consolidated condensed balance sheets at June 30, 2012.

The Company did not have any transfers into and out of Levels 1 and 2 during the thirty-nine week period ended June 30, 2012. Since the Company does not own any Level 3 financial instruments, the adoption of the requirement pursuant to Accounting Standards Update No. 2010-06, “Improving Disclosures About Fair Value Measurements,” to separate disclosures on a gross basis about purchases, sales, issuances and settlements relating to Level 3 measurements did not have an impact on the Company’s consolidated condensed financial statements.

Notes payable.    The fair values of borrowings under the Company’s revolving credit facilities are estimated to approximate their carrying amounts due to the short maturities of those obligations. The fair values for other notes payable are based primarily on rates currently available to the Company for debt with similar terms and remaining maturities.

The fair value of notes payable, excluding capital leases, was $222.6 million and $237.2 million compared to their carrying value of $218.1 million and $229.7 million at June 30, 2012 and October 1, 2011, respectively.

The methods and assumptions used to estimate the fair values of the Company’s financial instruments at June 30, 2012 and October 1, 2011 were based on estimates of market conditions, estimates using present value and risks existing at that time. These values represent an approximation of possible value and may never actually be realized.

3.     INVESTMENTS

The amortized cost and fair value of investments are as follows:

(dollars in thousands)
June 30, 2012	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale securities:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$37,748	$800	$(26)	$38,522
Municipal securities	245	10	—	255
Corporate securities	22,642	224	(40)	22,826

Total fixed maturity securities	60,635	1,034	(66)	61,603
Equity securities	11,088	25	(704)	10,409

Total available for sale securities	$71,723	$1,059	$(770)	72,012

Common stock, at cost				13,501

Total investments				$85,513

(dollars in thousands)
October 1, 2011	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale securities:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$38,239	$1,883	$(29)	$40,093
Municipal securities	870	37	—	907
Corporate securities	24,954	652	(166)	25,440

Total fixed maturity securities	64,063	2,572	(195)	66,440
Equity securities	10,110	—	(1,453)	8,657

Total available for sale securities	$74,173	$2,572	$(1,648)	75,097

Common stock, at cost				13,502

Total investments				$88,599

During the interim period ended June 30, 2012 and the fiscal year ended October 1, 2011, the Company did not hold any trading or held-to-maturity securities.

The Company’s insurance subsidiaries invest a significant portion of premiums received in fixed maturity securities and equity securities to fund loss reserves. As a result, the Company’s insurance subsidiaries are subject to both credit and interest rate risk. Management has established guidelines and practices to limit the amount of credit risk through limitation of non-investment grade securities. The Company assesses whether unrealized losses are other-than-temporary. The discussion and table that follow describe the Company’s securities that have unrealized losses.

Unrealized losses on the Company’s investments in fixed maturity securities were caused by interest rate increases rather than credit quality. Unrealized losses on the Company’s investments in equity securities were caused by market conditions deemed temporary by the Company. Because the Company’s insurance subsidiaries do not intend to sell, nor do they have or anticipate having a regulatory requirement to sell, these investments until recovery of fair value, which may be upon maturity, the Company does not consider these investments to be other-than-temporarily impaired at June 30, 2012.

The table below illustrates the length of time available for sale fixed maturity securities and equity securities, not deemed to be other-than-temporarily impaired, have been in a continuous unrealized loss position at June 30, 2012:

(dollars in thousands)	Less than 12 Months		12 Months or Greater		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$8,029	$26	$—	$—	$8,029	$26
Corporate debt securities	6,993	35	214	5	7,207	40
Equity securities	3,728	59	2,867	645	6,595	704

Total investments	$18,750	$120	$3,081	$650	$21,831	$770

The table below illustrates the length of time available for sale fixed maturity securities and equity securities, not deemed to be other-than-temporarily impaired, have been in a continuous unrealized loss position at October 1, 2011:

(dollars in thousands)	Less than 12 Months		12 Months or Greater		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$5,957	$29	$—	$—	$5,957	$29
Corporate debt securities	10,642	166	—	—	10,642	166
Equity securities	8,657	1,453	—	—	8,657	1,453

Total investments	$25,256	$1,648	$—	$—	$25,256	$1,648

Available for sale fixed maturity securities are due as follows:

(dollars in thousands)
June 30, 2012	Amortized Cost	Fair Value
Due in one year or less	$2,098	$2,124
Due after one year through five years	22,913	23,269
Due after five years through ten years	14,714	14,964
Due after ten years	20,910	21,246

	$60,635	$61,603

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Corporate mortgage-backed securities are shown as being due at their average expected maturity dates.

Amounts reported as “due in one year or less” are included in long-term investments, as the Company’s insurance subsidiaries are required to maintain investments in support of regulatory deposit requirements. Hence, investments with maturities less than one year maintained in support of this long-term commitment are generally sold to repurchase investments with longer maturities. As these investments continue to support a long-term commitment obligation related to insurance reserves, the Company classifies such amounts as long-term. At June 30, 2012 and October 1, 2011, the long-term portion of the related insurance reserves of $34.3 million and $33.8 million, respectively, are included in long-term liabilities, other in the Company’s consolidated condensed balance sheets.

Investments carried at fair values of $45.0 million and $42.4 million at June 30, 2012 and October 1, 2011 (which include $0.1 million and $0.5 million recorded in cash and cash equivalents), respectively, are maintained in support of regulatory deposit requirements ($40.9 million and $38.8 million in direct deposit of securities at June 30, 2012 and October 1, 2011, respectively) in compliance with statutory regulations. Investments with fair values of $7.3 million at both June 30, 2012 and October 1, 2011 (which include $0.1 million recorded in cash and cash equivalents) are on deposit with regulatory authorities in compliance with statutory regulations. Investments with fair values of $0.9 million at both June 30, 2012 and October 1, 2011 (which include zero recorded in cash and cash equivalents) are on deposit in compliance with collateral requirements on reinsurance arrangements.

Net investment income, which is included in net sales, is summarized as follows:

(dollars in thousands)
	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	June 30, 2012	July 2, 2011	June 30, 2012	July 2, 2011
Fixed maturity securities	$2,470	$758	$3,623	$2,615
Equity securities	43	25	468	1,530
Cash and cash equivalents	—	—	1	2

	2,513	783	4,092	4,147
Less: investment expenses	(73)	(67)	(222)	(219)

	$2,440	$716	$3,870	$3,928

Equity investments held by the Company that do not have readily determinable fair values are accounted for using the cost or equity methods of accounting. The Company evaluated its equity investments for impairment as of June 30, 2012, and the Company did not consider any of these equity investments to be impaired.

The Company held investments in Western Family Holding Company (“Western Family”) common stock of $9.4 million at both June 30, 2012 and October 1, 2011. Western Family is a private cooperative located in Oregon from which the Company purchases food and general merchandise products. The investment represents approximately a 20% ownership interest at both June 30, 2012 and October 1, 2011. The Company’s ownership percentage in Western Family is based, in part, on the volume of purchases transacted with Western Family. The investment is accounted for using the equity method of accounting.

The Company’s wholly-owned finance subsidiary, Grocers Capital Company (“GCC”), has an investment in National Consumer Cooperative Bank (“NCB”), which operates as a cooperative and therefore its borrowers are required to own its Class B common stock. The investment in the Class B common stock of NCB aggregated $4.1 million at both June 30, 2012 and October 1, 2011. The Company did not recognize dividend income from NCB in the interim period ended June 30, 2012 or the fiscal year ended October 1, 2011.

4.    SEGMENT INFORMATION

Unified is a retailer-owned, grocery wholesale cooperative serving supermarket, specialty and convenience store operators located primarily in the western United States and the Pacific Rim. The Company’s customers range in size from single store operators to regional supermarket chains. The Company sells a wide variety of products typically found in supermarkets. The Company’s customers include its owners (“Members”) and non-owners (“Non-Members”). The Company sells products through Unified or through its specialty food subsidiary (Market Centre) and international sales subsidiary (Unified International, Inc.). The Company reports all product sales in its Wholesale Distribution segment. The Company also provides support services, including insurance and financing, to its customers through the Wholesale Distribution segment and through separate subsidiaries. Insurance activities are reported in Unified’s Insurance segment while finance activities are grouped within Unified’s All Other business activities. The availability of specific products and services may vary by geographic region.

Management identifies segments based on the information monitored by the Company’s chief operating decision makers to manage the business and, accordingly, has identified the following two reportable segments:

•

The Wholesale Distribution segment includes the results of operations from the sale of groceries and general merchandise products to both Members and Non-Members, including a broad range of branded and corporate brand products in nearly all the categories found in a typical supermarket, including dry grocery, frozen food, deli, meat, dairy, eggs, produce, bakery, ethnic, gourmet, specialty foods, natural and organic, general merchandise and health and beauty care products. Support services (other than insurance and financing), including promotional planning, retail technology, equipment purchasing services and real estate services, are reported in the Wholesale Distribution segment. As of, and for the thirty-nine weeks ended, June 30, 2012, the Wholesale Distribution segment collectively represented approximately 85% of the Company’s total assets, and 99% of total net sales.

Non-perishable products consist primarily of dry grocery, frozen food, deli, ethnic, gourmet, specialty foods, natural and organic, general merchandise and health and beauty care products. They also include (1) retail support services and (2) products and shipping services provided to Non-Member customers through Unified International, Inc. Perishable products consist primarily of service deli, service bakery, meat, eggs, produce, bakery and dairy products. Net sales within the Wholesale Distribution segment include $637.4 million and $669.0 million, or 68.0% and 69.2% of total Wholesale Distribution segment net sales, for the thirteen weeks ended June 30, 2012 and July 2, 2011, respectively, attributable to sales of non-perishable products, and $300.0 million and $297.5 million, or 32.0% and 30.8% of total Wholesale Distribution segment net sales, for the thirteen weeks ended June 30, 2012 and July 2, 2011, respectively, attributable to sales of perishable products. Net sales within the Wholesale Distribution segment include $1.958 billion and $2.035 billion, or 68.9% and 70.9% of total Wholesale Distribution segment net sales, for the thirty-nine weeks ended June 30, 2012 and July 2, 2011, respectively, attributable to sales of non-perishable products, and $885.1 million and $836.8 million, or 31.1% and 29.1% of total Wholesale Distribution segment net sales, for the thirty-nine weeks ended June 30, 2012 and July 2, 2011, respectively, attributable to sales of perishable products. Wholesale Distribution segment net sales also include revenues attributable to the Company’s retail support services, which comprised less than 1% of total Wholesale Distribution segment net sales, for each of the foregoing respective periods.

•

The Insurance segment includes the results of operations for the Company’s three insurance subsidiaries (Unified Grocers Insurance Services, Springfield Insurance Company and Springfield Insurance Company, Limited). These subsidiaries provide insurance and insurance-related products, including workers’ compensation and liability insurance policies, to both the Company and its Member and Non-Member customers. Unified Grocers Insurance Services is an insurance agency that places business with insurance carriers, both non-affiliated and Springfield Insurance Company. Springfield Insurance Company, Limited is a captive re-insurer for Springfield Insurance Company. Unified Grocers Insurance Services is a licensed insurance agency in Alaska, Arizona, California, Idaho, New Mexico, Nevada, Oregon, Texas, Washington and Utah. Springfield Insurance Company is a licensed insurance carrier in Arizona, California, Colorado, Idaho, Montana, New Mexico, Nevada, Oregon, Texas, Washington, Wyoming and Utah. Springfield Insurance Company, Limited is a licensed insurance carrier in the Commonwealth of Bermuda. As of, and for the thirty-nine weeks ended, June 30, 2012, the Company’s Insurance segment collectively accounted for approximately 12% of the Company’s total assets, and 1% of total net sales.

The All Other category includes the results of operations for the Company’s other support businesses, including its finance subsidiary, whose services are provided to a common customer base, none of which individually meets the quantitative thresholds of a reportable segment. As of, and for the thirty-nine weeks ended, June 30, 2012, the All Other category collectively accounted for approximately 3% of the Company’s total assets, and less than 1% of total net sales.

Information about the Company’s operating segments is summarized below.

(dollars in thousands)
	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	June 30, 2012	July 2, 2011	June 30, 2012	July 2, 2011
Net sales
Wholesale distribution	$937,430	$966,486	$2,843,085	$2,872,181
Insurance	9,197	5,879	22,980	19,458
All other	310	250	984	729
Inter-segment eliminations	(2,958)	(3,274)	(8,690)	(9,773)

Total net sales	$943,979	$969,341	$2,858,359	$2,882,595

Operating income (loss)
Wholesale distribution	$7,802	$12,203	$19,434	$27,379
Insurance	1,628	384	2,038	3,061
All other	73	(19)	296	(39)

Total operating income	9,503	12,568	21,768	30,401

Interest expense	(3,271)	(3,060)	(9,426)	(9,376)
Estimated patronage dividends	(4,444)	(7,878)	(8,009)	(10,895)
Income taxes	(543)	(463)	(1,013)	(3,053)

Net earnings	$1,245	$1,167	$3,320	$7,077

Depreciation and amortization
Wholesale distribution	$6,452	$4,628	$18,904	$16,615
Insurance	92	82	261	245
All other	14	15	42	46

Total depreciation and amortization	$6,558	$4,725	$19,207	$16,906

Capital expenditures
Wholesale distribution	$2,024	$1,688	$6,555	$6,916
Insurance	4,600	5	4,612	68
All other	—	—	—	—

Total capital expenditures	$6,624	$1,693	$11,167	$6,984

Identifiable assets at June 30, 2012 and July 2, 2011
Wholesale distribution	$763,808	$782,810	$763,808	$782,810
Insurance	110,841	102,598	110,841	102,598
All other	25,429	26,342	25,429	26,342

Total identifiable assets	$900,078	$911,750	$900,078	$911,750

5.     SHAREHOLDERS’ EQUITY

During the thirty-nine week period ended June 30, 2012, the Company issued 1,400 Class A Shares with an issuance value of $0.4 million and redeemed 8,750 Class A Shares with a redemption value of $2.7 million. The Company also redeemed 11,558 Class B Shares with a redemption value of $3.5 million during the thirty-nine week period ended June 30, 2012.

6.     CONTINGENCIES

The Company is a party to various litigation, claims and disputes, some of which are for substantial amounts, arising in the ordinary course of business. While the ultimate effect of such actions cannot be predicted with certainty, the Company believes the outcome of these matters will not result in a material adverse effect on its financial condition or results of operations.

7.     PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company sponsors a cash balance plan (“Unified Cash Balance Plan”). The Unified Cash Balance Plan is a noncontributory defined benefit pension plan covering substantially all employees of the Company who are not subject to a collective bargaining agreement. Benefits under the Unified Cash Balance Plan are provided through a trust.

The Company also sponsors an Executive Salary Protection Plan (“ESPP”) for the executive officers of the Company that provides supplemental post-termination retirement income based on each participant’s salary and years of service as an officer of the Company. Funds are held in a rabbi trust for the ESPP consisting primarily of life insurance policies reported at cash surrender value and mutual fund assets consisting of various publicly-traded mutual funds reported at estimated fair value based on quoted market prices. In accordance with ASC Topic 710, “Compensation – General,” the assets and liabilities of a rabbi trust must be accounted for as if they are assets and liabilities of the Company. In addition, all earnings and expenses of the rabbi trust are reported in the Company’s consolidated condensed statement of earnings. The cash surrender value of such life insurance policies aggregated $16.1 million and $15.1 million at June 30, 2012 and October 1, 2011, respectively, and are included in other assets in the Company’s consolidated condensed balance sheets. Mutual funds reported at their estimated fair value of $13.2 million and $10.7 million at June 30, 2012 and October 1, 2011, respectively, are included in other assets in the Company’s consolidated condensed balance sheets. The related accrued benefit cost (representing the Company’s benefit obligation to participants) of $41.6 million and $38.5 million at June 30, 2012 and October 1, 2011, respectively, is recorded in long-term liabilities, other in the Company’s consolidated condensed balance sheets. The assets held in the rabbi trust are not available for general corporate purposes. The rabbi trust is subject to creditor claims in the event of insolvency. The trust assets are excluded from ESPP plan assets as they do not qualify as plan assets under ASC Topic 715, “Compensation – Retirement Benefits.”

The Company sponsors other postretirement benefit plans that provide certain medical coverage to retired non-union employees and provide unused sick leave benefits for certain eligible non-union and union employees. Those plans are not funded.

The components of net periodic cost for pension and other postretirement benefits for the respective thirty-nine weeks ended June 30, 2012 and July 2, 2011 consist of the following:

(dollars in thousands)
	Pension Benefits				Other Postretirement Benefits
	Thirteen Weeks Ended		Thirty-Nine Weeks Ended		Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	June 30, 2012	July 2, 2011	June 30, 2012	July 2, 2011	June 30, 2012	July 2, 2011	June 30, 2012	July 2, 2011
Service cost	$1,942	$1,925	$5,826	$5,775	$380	$518	$1,142	$1,555
Interest cost	3,162	2,972	9,484	8,916	630	736	1,890	2,208
Expected return on plan assets	(3,167)	(3,100)	(9,503)	(9,300)	—	—	—	—
Amortization of prior service cost (credit)	2	55	8	166	(246)	(118)	(740)	(354)
Recognized actuarial loss (gain)	1,302	996	3,908	2,987	(77)	35	(231)	105

Net periodic cost	$3,241	$2,848	$9,723	$8,544	$687	$1,171	$2,061	$3,514

The Company’s funding policy is to make contributions to the Unified Cash Balance Plan in amounts that are at least sufficient to meet the minimum funding requirements of applicable laws and regulations, but no more than amounts deductible for federal income tax purposes. The Company expects to make estimated contributions to the Unified Cash Balance Plan totaling $12.9 million during fiscal 2012, which is comprised of $5.8 million for the 2012 plan year and $7.1 million for the 2011 plan year. At its discretion, the Company may contribute in excess of these amounts. Additional contributions, if any, will be based, in part, on future actuarial funding calculations and the performance of plan investments. The Company contributed $2.9 million and $5.1 million to the Unified Cash Balance Plan during the thirty-nine weeks ended June 30, 2012 for the 2012 and 2011 plan years, respectively.

Additionally, the Company expects to contribute $0.7 million to the ESPP to fund projected benefit payments to participants for the 2012 plan year. The Company contributed $0.6 million to the ESPP during the thirty-nine weeks ended June 30, 2012 to fund benefit payments to participants for the 2012 plan year.

During fiscal year 2010, comprehensive health care reform legislation under the Patient Protection and Affordable Care Act (HR 3590) and the Health Care Education and Affordability Reconciliation Act (HR 4872) (collectively, the “Acts”) was passed and signed into law. The Acts contain provisions that could impact the Company’s accounting for retiree medical benefits in future periods. However, the extent of that impact, if any, cannot be determined until regulations are promulgated under the Acts and additional interpretations of the Acts become available. Elements of the Acts, the impact of which are currently not determinable, include the elimination of lifetime limits on retiree medical coverage and reduction of the existing insurance coverage gap for prescription drug benefits that are actuarially equivalent to benefits available to retirees under the Medicare Prescription Drug, Improvement and Modernization Act of 2003. On June 28, 2012, the U.S. Supreme Court generally upheld the constitutionality of the Acts; however, provisions in the Acts requiring each state to expand its Medicaid program or lose all federal Medicaid funds were struck down. The U.S. Supreme Court did not invalidate the Acts’ expansion of Medicaid for states that voluntarily participate; it only held that a state’s entire Medicaid funding cannot be withheld due to its failure to participate in the expansion. The Company will continue to assess the accounting implications of the Acts as related regulations and interpretations of the Acts become available. In addition, the Company may consider plan amendments in future periods that may have accounting implications.

8.     RELATED PARTY TRANSACTIONS

Members affiliated with directors of the Company make purchases of merchandise from the Company and also may receive benefits and services that are of the type generally offered by the Company to similarly situated eligible Members. Management believes such transactions are on terms that are generally consistent with terms available to other Members similarly situated.

During the course of its business, the Company enters into individually negotiated supply agreements with its Members. These agreements require the Member to purchase certain agreed amounts of its merchandise requirements from the Company and obligate the Company to supply such merchandise under agreed terms and conditions relating to such matters as pricing and delivery.

A supply agreement with Super Center, Inc., a Member affiliated with Mimi Song, a director of the Company, became effective in February 2012. The agreement will expire in the Company’s fiscal year 2016.

The Company’s wholly-owned finance subsidiary, Grocers Capital Company (“GCC”) is a party to an Amended and Restated Credit Agreement (the “Loan Agreement”), dated July 1, 2011, with PRM Family Holding Company, LLC (“PRM”) and Bank of America, N.A., which is both the administrative agent and a lender under the Loan Agreement (“Bank of America”). Michael A. Provenzano, Jr., a director of the Company, is a shareholder, director and officer of PRM. Under the terms of the Loan Agreement, GCC loaned PRM $5 million in the form of a note receivable under which GCC is to receive monthly interest payments at 8% per annum on the outstanding principal balance and quarterly principal repayments of $225,000 commencing January 1, 2013 and continuing through July 1, 2014, with the note maturing and the balance of the note due to GCC on August 1, 2014. The loan by GCC is effectively subordinate to a $40 million line of credit by Bank of America also made under the Loan Agreement, which is scheduled for repayment on July 1, 2014.

On May 30, 2012, GCC, PRM and Bank of America entered into a first amendment to, and waiver of certain provisions of, the Loan Agreement (the “First Amendment and Waiver”). Under the First Amendment and Waiver, Bank of America and GCC have agreed to waive the past non-compliance by PRM of certain covenants contained in the Loan Agreement. PRM has made all required interest payments to date, and the Company believes that it is more likely than not that it will be able to recover the full amount of the note receivable.

A supply agreement with Pro’s Ranch Market, a Member affiliated with Michael A. Provenzano, Jr., a director of the Company, became effective in April 2012. The agreement will expire in the later of the Company’s fiscal year 2015 or the year in which all obligations set forth in the Loan Agreement are paid in full.

As of the date of this report, other than noted above, there have been no material changes to the related party transactions disclosed in Note 17 to “Notes to Consolidated Financial Statements” in Part II, Item 8. “Financial Statements and Supplementary Data” of the Company’s Annual Report on Form 10-K for the year ended October 1, 2011.

9.     RECENTLY ADOPTED AND RECENTLY ISSUED AUTHORITATIVE ACCOUNTING GUIDANCE

In September 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-09, “Compensation – Retirement Benefits – Multiemployer Plans (Subtopic 220): Disclosures about an Employer’s Participation in a Multiemployer Plan” (“ASU No. 2011-09”). ASU No. 2011-09 creates greater transparency in financial reporting by requiring additional disclosures about an employer’s participation in a multiemployer pension plan and multiemployer other postretirement benefit plans. The additional disclosures will increase awareness about the commitments that an employer has made to a multiemployer pension plan and multiemployer other postretirement benefit plans and the potential future cash flow implications of an employer’s participation in the plans. ASU No. 2011-09 is effective for annual periods for fiscal years ending after December 15, 2011; however, disclosure requirements should be applied retrospectively for all prior periods presented. Early adoption is permitted. Accordingly, the Company will adopt ASU No. 2011-09 for fiscal year end 2012. Other than enhanced disclosure, the adoption of ASU No. 2011-09 is not expected to have an impact on the Company’s consolidated condensed financial statements.

In June 2011, the FASB and the International Accounting Standards Board (“IASB”) issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (“ASU No. 2011-05”). ASU No. 2011-05 addresses concerns about how other comprehensive income is reported under U.S. GAAP and International Financial Reporting Standards (“IFRSs”) and increases the prominence of other comprehensive income in the financial statements. ASU No. 2011-05 allows for the option of presenting either one continuous statement of net income and other comprehensive income or two consecutive statements. Further, an entity will be required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented for both interim and annual periods. The standard does not change the items which must be reported in other comprehensive income, how such items are measured or when they must be reclassified to net income. ASU No. 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued ASU No. 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications Out of Accumulated Other Comprehensive Income in ASU No. 2011-05” (“ASU No. 2011-12”). ASU No. 2011-12 indefinitely defers only the specific provision requiring companies to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement where net income is presented and the statement where other comprehensive income is presented.

The Company will formally adopt ASU No. 2011-05 commencing in the first quarter of fiscal 2013, except for the requirement to present reclassification adjustments out of accumulated other comprehensive income by component, which has been indefinitely deferred by ASU No. 2011-12. However, since the Company currently presents the consolidated condensed statements of earnings and the consolidated condensed statements of comprehensive earnings as two consecutive statements, the Company does not expect the adoption of this portion of ASU No. 2011-05 to have an impact on the consolidated condensed financial statements.

In May 2011, the FASB and the IASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU No. 2011-04”). ASU No. 2011-04 does not extend the use of fair value accounting, but provides guidance on how it should be applied where its use is already required or permitted by other standards within U.S. GAAP or IFRSs. The amendments in ASU No. 2011-04 change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Amendments in ASU No. 2011-04 include those that: (1) clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements; and (2) change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. For many of the requirements, the FASB does not intend for the amendments in ASU No. 2011-04 to result in a change in the application of the requirements in Topic 820. ASU No. 2011-04 is effective during interim and annual periods beginning after December 15, 2011. Accordingly, the Company adopted ASU No. 2011-04 commencing in the second quarter of fiscal 2012. The adoption of ASU No. 2011-04 did not have an impact on the Company’s consolidated condensed financial statements.

In October 2010, the FASB issued ASU No. 2010-26, “Financial Services – Insurance (Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts (a consensus of the FASB Emerging Issues Task Force)” (“ASU No. 2010-26”). ASU No. 2010-26 addresses the diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. ASU No. 2010-26 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The amendments in ASU No. 2010-26 are to be applied prospectively upon adoption. Retrospective application to all prior periods presented upon the date of adoption also is permitted, but not required. Accordingly, the Company will adopt ASU No. 2010-26 commencing in the first quarter of fiscal 2013. The adoption of ASU No. 2010-26 is expected to have an insignificant impact on the Company’s consolidated condensed financial statements.

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures About Fair Value Measurements” (“ASU No. 2010-06”), an amendment to ASC Topic 820. ASU No. 2010-06 amends ASC Topic 820 to add new requirements for: (1) disclosures about transfers of assets and liabilities measured at fair value into and out of Levels 1 and 2 of the fair value measurement hierarchy; and (2) separate disclosures on a gross basis about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU No. 2010-06 also amends guidance on employers’ disclosures about postretirement benefit plan assets under ASC Topic 715, “Compensation – Retirement Benefits – Defined Benefits Plans – General – Disclosure,” to require that disclosures be provided by classes of assets instead of by major categories of assets. The guidance in ASU No. 2010-06 is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption.

The Company adopted ASU No. 2010-06 in its second quarter of fiscal year end 2010, except for the requirement to provide separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements, which the Company adopted in its first quarter of fiscal year end 2012. Since the Company continues to have no transfers into and out of Levels 1 and 2, the requirements of ASU No. 2010-06 did not have an impact on the Company’s consolidated condensed financial statements. Similarly, since the Company does not own any Level 3 financial instruments, the adoption of this portion of ASU No. 2010-06 did not have an impact on the Company’s consolidated condensed financial statements.

10.     SUBSEQUENT EVENTS

Subsequent events have been evaluated by the Company through the date the financial statements were issued.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING INFORMATION

This report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to expectations concerning matters that (a) are not historical facts, (b) predict or forecast future events or results, or (c) embody assumptions that may prove to have been inaccurate. These forward-looking statements involve risks, uncertainties and assumptions. When we use words such as “believe,” “expect,” “anticipate” or similar expressions, we are making forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot give readers any assurance that such expectations will prove correct. The actual results may differ materially from those anticipated in the forward-looking statements as a result of numerous factors, many of which are beyond our control. Important factors that could cause actual results to differ materially from our expectations include, but are not limited to, the factors discussed in the sections entitled “Risk Factors” and “Critical Accounting Policies and Estimates” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” All forward-looking statements attributable to us are expressly qualified in their entirety by the factors that may cause actual results to differ materially from anticipated results. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date hereof. We undertake no duty or obligation to revise or publicly release the results of any revision to these forward-looking statements. Readers should carefully review the risk factors described in this document as well as in other documents we file from time to time with the Securities and Exchange Commission (the “SEC”).

COMPANY OVERVIEW

General

Unified Grocers, Inc. (referred to in this Form 10-Q, together with its consolidated subsidiaries, as “Unified,” “the Company,” “we,” “us” or “our”), a California corporation organized in 1922 and incorporated in 1925, is a retailer-owned, grocery wholesale cooperative serving supermarket, specialty and convenience store operators located primarily in the western United States and the Pacific Rim. We operate our business in two reportable business segments: (1) Wholesale Distribution; and (2) Insurance. All remaining business activities are grouped into All Other (see Note 4 of “Notes to Consolidated Condensed Financial Statements – Unaudited” in Part I, Item 1. “Financial Statements (Unaudited)” of this Quarterly Report on Form 10-Q for additional discussion).

We sell a wide variety of products typically found in supermarkets, as well as a variety of specialty products, through the Cooperative and Dairy Divisions of Unified, our specialty food subsidiary (Market Centre) and our international sales subsidiary (Unified International, Inc.). We report all product sales and results from certain of our support services to customers, including promotional planning, retail technology, equipment purchasing and real estate services, in our Wholesale Distribution segment, which represents approximately 99% of our total net sales. We also provide insurance and financing to our customers through separate subsidiaries, the results of which are reported in our Insurance segment and All Other business activities, respectively. Insurance activities account for approximately 1% of total net sales. The availability of specific products and services may vary by geographic region. We have three separate geographical and marketing regions: Southern California, Northern California and the Pacific Northwest.

Our customers include our owners (“Members”) and non-owners (“Non-Members”). We do business primarily with those customers that have been accepted as Members. Our Members operate supermarket companies that range in size from single store operators to regional supermarket chains. Members are required to meet specific requirements, which include ownership of our capital shares and may include required cash deposits. Customers who purchase less than $1 million annually from us would not generally be considered for membership, while customers who purchase over $3 million annually are typically required to become Members. See Part I, Item 1. “Business – Member Requirements,” Part I, Item 1. “Business – Capital Shares” and Part I, Item 1. “Business – Customer Deposits” of our Annual Report on Form 10-K for the year ended October 1, 2011 for additional information. Additionally, see “DESCRIPTION OF DEPOSIT ACCOUNTS” in our Amendment No. 2 to Registration Statement on Form S-1 filed on April 19, 2012, with respect to our offering of Partially Subordinated Patrons’ Deposit Accounts for further information. The membership requirements, including purchase and capitalization requirements, may be modified at any time at the discretion of our Board of Directors (the “Board”).

We distribute the earnings from patronage activities conducted by us, excluding our subsidiaries, with our Members (“Patronage Business”) in the form of patronage dividends. The Board approves the payment of patronage dividends and the form of such payment for our three patronage earnings divisions: the Cooperative Division, the Southern California Dairy Division and the Pacific Northwest Dairy Division. See Part I, Item 1. “Business – Company Structure and Organization – Wholesale Business – Wholesale Distribution” of our Annual Report on Form 10-K for the year ended October 1, 2011 for additional discussion. An entity that does not meet Member purchase requirements may conduct business with us as a Non-Member customer. We may also grant an entity that meets our Member purchase requirements the ability to conduct business with us as a Non-Member customer. We retain the earnings from our subsidiaries and from business conducted with Non-Members (collectively, “Non-Patronage Business”).

Facilities and Transportation

We operate various warehouse and office facilities that are located in Commerce, Los Angeles, Santa Fe Springs, Stockton and Fresno, California, Milwaukie, Oregon and Seattle, Washington. We also operate a bakery manufacturing facility and a milk, water and juice processing plant in Los Angeles, which primarily serve the Southern California region.

We believe our properties are generally in good condition, well maintained and suitable and adequate to carry on our business as presently conducted.

Our customers may choose either of two delivery options for the distribution of our products: have us deliver orders to their stores or warehouses or pick-up their orders from our distribution centers. For delivered orders, we primarily utilize our fleet of tractors and trailers.

INDUSTRY OVERVIEW AND THE COMPANY’S OPERATING ENVIRONMENT

Competition

We compete in the wholesale grocery industry with regional and national food wholesalers such as C&S Wholesale and Supervalu Inc., as well as other local wholesalers and distributors that provide a more limited range of products and services to their customers. We also compete with many local and regional meat, produce, grocery, specialty, general food, bakery and dairy wholesalers and distributors. Our customers compete directly with vertically integrated regional and national chains. The growth or loss in market share of our customers could also impact our sales and earnings. For more information about the competitive environment we and our customers face, please refer to “Risk Factors.”

The marketplace in which we operate continues to evolve and present challenges both to our customers and us. The continued expansion of alternative grocery and food store formats into the marketplace may present challenges for some of the retail grocery stores owned by our customers. In addition, non-traditional formats such as club stores, supercenters, discount, drug, natural and organic and convenience stores continue to expand their offering of products that are a core part of the conventional grocery store offering, thereby creating additional competition for our customers.

Our strategy to help our customers effectively compete in the marketplace includes a focus on helping our customers understand consumer trends. The ongoing challenging economic climate continues to cause consumers to place a higher emphasis on lower prices. Job losses have also caused a significant shift in consumers’ eating and living habits. To effectively adjust to these conditions, many of our customers have focused on, among other things, enhancing their corporate brand offerings to give consumers a lower-priced alternative to nationally branded products. This includes a corporate brand health and wellness offering to satisfy consumers’ desire for products that support a healthy lifestyle but at a lower price. Differentiation strategies in specialty and ethnic products and items on the perimeter of the store such as produce, service deli, service bakery and meat categories also continue to be an important part of our strategy.

One of our sales initiatives is to continue our development of programs and services designed with consumers in mind. The retail store is becoming a more important source of information for consumers about the products that are available to them. To provide this information, we are offering more in-store literature to educate consumers about the products we offer, particularly to promote value and savings through event marketing and everyday low price campaigns.

Economic Factors

Economic factors such as low consumer confidence and high unemployment continue to persist in certain of our operating markets. Higher food price inflation and fuel costs during calendar 2011 placed more pressure on consumer discretionary income, and these trends have continued during 2012, though to a lesser extent during our third fiscal quarter ending June 30, 2012. Extreme drought conditions currently prevailing in approximately one-fifth of the U.S. are expected to result in higher prices on certain food products; however, the timing and degree of any such impact is uncertain at this time. Consumers continue to be highly price sensitive and seek lower-cost alternatives in their grocery purchases, continuing to put pressure on profit margins in an industry already characterized by low profit margins. Job losses have also caused greater demographic shifts that can change the composition of consumers and their related product focus in a given marketplace.

We are impacted by changes in the overall economic environment. An inflationary or deflationary economic period could impact our operating income in a variety of areas, including, but not limited to, sales, cost of sales, employee wages and benefits, workers’ compensation insurance and energy and fuel costs. We typically experience significant volatility in the cost of certain commodities, the cost of ingredients for our manufactured breads and processed fluid milk and the cost of packaged goods purchased from other manufacturers. Our operating programs are designed to give us the flexibility to pass on these costs to our customers; however, we may not always be able to pass on such changes to customers on a timely basis. Any delay may result in our recovering less than all of a price increase. It is also difficult to predict the effect that possible future purchased or manufactured product cost decreases might have on our profitability. The effect of deflation in purchased or manufactured product costs would depend on the extent to which we had to lower selling prices of our products to respond to sales price competition in the market. Consequently, it is difficult for us to accurately predict the impact that inflation or deflation might have on our operations.

External factors continue to drive volatility in our costs associated with fuel. Our pricing includes a fuel surcharge on product shipments to recover fuel costs over a specified index. When fuel costs differ from a specified index, pricing adjustments are passed on to our customers. The surcharge is reviewed monthly and adjusted when appropriate.

Additionally, wage increases occur as a result of negotiated labor contracts and adjustments for non-represented employees. Wage increases primarily occur in September for negotiated labor contracts. Wage increases for non-represented employees typically occur in January. We continually focus attention on initiatives aimed at improving operating efficiencies throughout the organization to offset the impact of these wage increases.

Our insurance subsidiaries invest a significant portion of premiums received in fixed maturity securities and equity securities to fund loss reserves. As a result, our operating performance may be impacted by the performance of these investments. The majority of our investments (approximately 84%) are held by two of our insurance subsidiaries, and include obligations of U.S. government corporations and agencies, high quality investment grade corporate bonds, U.S. government treasury securities, U.S. state and municipal securities and common equity securities. The investments held by our insurance subsidiaries, excluding the common equity securities, are generally not actively traded and are valued based upon inputs including quoted prices for identical or similar assets. Collectively, the estimated fair value or market value of these investments continued to exceed their cost during the thirty-nine weeks ended June 30, 2012. Approximately 11% of our investments are held by our Wholesale Distribution segment, which consists primarily of Western Family Holding Company (“Western Family”) common stock. Western Family is a private cooperative located in Oregon from which we purchase food and general merchandise products. Approximately 5% of our investments are held by our other support businesses and consist of an investment by our wholly-owned finance subsidiary in National Consumer Cooperative Bank (“NCB”). NCB operates as a cooperative and therefore its borrowers are required to own its Class B common stock.

We invest in life insurance policies (reported at cash surrender value) and various publicly-traded mutual funds (reported at estimated fair value based on quoted market prices) to fund obligations pursuant to our Executive Salary Protection Plan and deferred compensation plan (see Note 7 of “Notes to Consolidated Condensed Financial Statements – Unaudited” in Part I, Item 1. “Financial Statements (Unaudited)” of this Quarterly Report on Form 10-Q for additional discussion). Life insurance and mutual fund assets with values tied to the equity markets are impacted by overall market conditions. During the thirty-nine weeks ended June 30, 2012, net earnings and net comprehensive earnings experienced an increase corresponding to the increase in life insurance and mutual fund assets, respectively.

Technology

Technological improvements have been an important part of our strategy to improve service to our customers and lower costs. As supermarket chains increase in size and alternative format grocery stores gain market share, independent grocers are further challenged to compete. Our customers benefit from our substantial investment in supply-chain technology, including improvements in our vendor management activities through new item introductions, promotions and payment support activities.

Technological improvements in our distribution systems have been an area of concentration. Over the past several years, we have continued to upgrade our warehouse and enterprise reporting systems to improve efficiency, order fulfillment accuracy and internal management reporting capabilities. This process has been instrumental in helping drive labor efficiency. We are realizing the expected improvements from each facility’s upgrade.

We are in the process of implementing a proof of delivery application throughout our private transportation fleet. The new mobile application is expected to improve the accuracy of the delivery process. At the heart of the application is a mobile hand-held computer that tracks customer shipments. This fully electronic solution replaces the need for existing paper documents and provides real time information on service level and delivery performance.

We provide our customers with network connectivity, data exchange and a portfolio of retail automation applications. We continue to enhance these products and services to allow the retailer to easily and efficiently strengthen their business application functionality and comply with new regulations. Most of these offerings are provided under a subscription model allowing our retailers to utilize these systems without high up-front costs. We fully support these products, eliminating the need for our customers to manage these systems. In the difficult business environment and economic conditions our retailers have been facing, this approach has been helpful in promoting their success. We continue to invest in technology solutions that offer value to the supply chain and bring our customers closer to the consumer.

RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated condensed financial statements and notes to the consolidated condensed financial statements, specifically Note 4 of “Notes to Consolidated Condensed Financial Statements – Unaudited,” “Segment Information,” included in Part I, Item 1. “Financial Statements (Unaudited)” of this report. Certain statements in the following discussion are not historical in nature and should be considered to be forward-looking statements that are inherently uncertain.

The following table sets forth our selected consolidated financial data expressed as a percentage of net sales for the periods indicated and the percentage increase or decrease in such items over the prior year period.

	Thirteen Weeks Ended		% Change	Thirty-Nine Weeks Ended		% Change
Fiscal Period Ended	June 30, 2012	July 2, 2011	Thirteen Weeks	June 30, 2012	July 2, 2011	Thirty-Nine Weeks
Net sales	100.0%	100.0%	(2.6)%	100.0%	100.0%	(0.8)%
Cost of sales	91.5	91.1	(2.2)	91.6	91.1	(0.3)
Distribution, selling and administrative expenses	7.5	7.6	(4.2)	7.7	7.9	(3.7)
Operating income	1.0	1.3	(24.4)	0.7	1.0	(28.4)
Interest expense	(0.3)	(0.3)	6.9	(0.3)	(0.3)	0.5
Estimated patronage dividends	(0.5)	(0.8)	(43.6)	(0.3)	(0.4)	(26.5)
Income taxes	(0.1)	(0.1)	17.3	—	(0.1)	(66.8)
Net earnings	0.1%	0.1%	6.7%	0.1%	0.2%	(53.1)%

THIRTEEN WEEK PERIOD ENDED JUNE 30, 2012 (“2012 PERIOD”) COMPARED TO THE THIRTEEN WEEK PERIOD ENDED JULY 2, 2011 (“2011 PERIOD”)

Overview of the 2012 Period.    We experienced an overall net sales decrease of $25.4 million, or 2.6%, to $943.9 million for the 2012 Period as compared to $969.3 million for the 2011 Period. Our net sales for the Wholesale Distribution segment decreased $29.1 million, or 3.0%, for the comparable 2012 and 2011 Periods. We achieved higher sales to our continuing customers; however, those sales improvements were exceeded by the loss of sales due to lost customers, including the loss of one of our top ten customers in the third quarter of fiscal 2011, and store closures. Net sales in our Insurance segment and our All Other business activities increased $3.6 million and $0.1 million, respectively, for the comparable thirteen week periods.

Our consolidated operating income decreased $3.1 million to $9.5 million in the 2012 Period compared to $12.6 million in the 2011 Period.

The overall decrease in operating income is summarized in our operating segments and other business activities as follows:

•

Wholesale Distribution Segment:    The Wholesale Distribution segment’s operating income decreased $4.4 million to $7.8 million in the 2012 Period compared to $12.2 million in the 2011 Period. This decrease in earnings was primarily due to a change in sales mix towards lower margin products, decreased inventory holding gains and lower net sales, partially offset by a decline in distribution, selling and administrative expenses.

•

Insurance Segment:    Operating income increased $1.2 million in our Insurance segment to earnings of $1.6 million in the 2012 Period compared to earnings of $0.4 million in the 2011 Period. This increase was primarily due to an increase in investment income.

•

All Other:    Operating income increased $0.1 million in our All Other business activities to $0.1 million in the 2012 Period compared to an insignificant loss in the 2011 Period. All Other business activities primarily consist of activities conducted through our finance subsidiary.

The following tables summarize the performance of each business segment for the 2012 and 2011 Periods.

Wholesale Distribution Segment

(dollars in thousands)

	Thirteen Weeks Ended June 30, 2012		Thirteen Weeks Ended July 2, 2011
	Amounts in 000’s	Percent to Net Sales	Amounts in 000’s	Percent to Net Sales	Difference
Gross sales	$937,430	—	$966,486	—	$(29,056)
Inter-segment eliminations	—	—	—	—	—

Net sales	937,430	100.0%	966,486	100.0%	(29,056)
Cost of sales	861,150	91.9	882,560	91.3	(21,410)
Distribution, selling and administrative expenses	68,478	7.3	71,723	7.4	(3,245)

Operating income	$7,802	0.8%	$12,203	1.3%	$(4,401)

Insurance Segment

(dollars in thousands)

	Thirteen Weeks Ended June 30, 2012		Thirteen Weeks Ended July 2, 2011
	Amounts in 000’s	Percent to Net Sales	Amounts in 000’s	Percent to Net Sales	Difference
Gross sales – premiums earned and investment income	$9,197	—	$5,879	—	$3,318
Inter-segment eliminations	(2,928)	—	(3,213)	—	285

Net sales – premiums earned and investment income	6,269	100.0%	2,666	100.0%	3,603
Cost of sales – underwriting expenses	2,701	43.1	468	17.6	2,233
Selling and administrative expenses	1,940	30.9	1,814	68.0	126

Operating income	$1,628	26.0%	$384	14.4%	$1,244

All Other

(dollars in thousands)

	Thirteen Weeks Ended June 30, 2012		Thirteen Weeks Ended July 2, 2011
	Amounts in 000’s	Percent to Net Sales	Amounts in 000’s	Percent to Net Sales	Difference
Gross sales	$310	—	$250	—	$60
Inter-segment eliminations	(30)	—	(61)	—	31

Net sales	280	100.0%	189	100.0%	91
Selling and administrative expenses	207	73.9	208	110.1	(1)

Operating income (loss)	$73	26.1%	$(19)	(10.1)%	$92

Net sales.    Consolidated net sales decreased $25.4 million, or 2.6%, to $943.9 million in the 2012 Period compared to $969.3 million for the 2011 Period. Factors impacting net sales are as follows:

•

Wholesale Distribution Segment:    Wholesale Distribution net sales decreased $29.1 million to $937.4 million in the 2012 Period compared to $966.5 million for the 2011 Period. Significant components of this decrease are summarized below.

(dollars in millions)
Key Net Sales Changes	Increase (Decrease)
Increase in net sales to continuing customers	$2.1
Loss of significant Member in May 2011	(17.0)
Other lost customers, net	(6.3)
Store closures	(7.9)

Change in net sales	$(29.1)

•

Insurance Segment:    Net sales, consisting principally of premium revenues and investment income, increased $3.6 million to $6.3 million in the 2012 Period compared to $2.7 million for the 2011 Period. The increase is primarily due to an increase in workers’ compensation premium revenue resulting from the addition of new policyholders, increased renewal premiums and an increase in investment income.

•	All Other: Net sales increased $0.1 million to $0.2 million in the 2012 Period compared to $0.1 million in the 2011 Period.

Cost of sales (including underwriting expenses).    Consolidated cost of sales was $863.9 million for the 2012 Period and $883.0 million for the 2011 Period and comprised 91.5% and 91.1% of consolidated net sales for the 2012 and 2011 Periods, respectively. Factors impacting cost of sales are as follows:

•

Wholesale Distribution Segment:    Cost of sales decreased by $21.4 million to $861.2 million in the 2012 Period compared to $882.6 million in the 2011 Period. As a percentage of Wholesale Distribution net sales, cost of sales was 91.9% and 91.3% for the 2012 and 2011 Periods, respectively.

•	The change in product and customer sales mix resulted in a 0.2% increase in cost of sales as a percent of Wholesale Distribution net sales in the 2012 Period compared to the 2011 Period.

•

Vendor related activity resulted in a 0.4% increase in cost of sales as a percent of Wholesale Distribution net sales in the 2012 Period compared to the 2011 Period. This was comprised of declines in inventory holding gains (realized upon sale) and changes in vendor marketing activity.

•

Insurance Segment:    Cost of sales primarily consists of claims loss and loss adjustment expenses, underwriting expenses, commissions, premium taxes and regulatory fees. Cost of sales increased $2.3 million to $2.7 million in the 2012 Period compared to $0.4 million in the 2011 Period. The increase is primarily due to additional claims exposure related to new workers’ compensation policies written during the 2012 Period. The cost of insurance and the adequacy of loss reserves are impacted by actuarial estimates based on a detailed analysis of health care cost trends, claims history, demographics and industry trends. As a result, the amount of loss reserves and future expenses is significantly affected by these variables and may significantly change, depending on the cost of providing benefits and the results of further legislative action. See additional discussion related to insurance reserves under “Risk Factors – Our insurance reserves may be inadequate if unexpected losses occur.”

Distribution, selling and administrative expenses.    Consolidated distribution, selling and administrative expenses were $70.6 million in the 2012 Period compared to $73.7 million in the 2011 Period, reflecting a decrease of $3.1 million, and comprised 7.5% and 7.6% of net sales for the 2012 and 2011 Periods, respectively. Factors impacting distribution, selling and administrative expenses are as follows:

•

Wholesale Distribution Segment:    Distribution, selling and administrative expenses decreased $3.2 million to $68.5 million in the 2012 Period compared to $71.7 million in the 2011 Period, and comprised 7.3% and 7.4% of Wholesale Distribution net sales for the 2012 and 2011 Periods, respectively.

•

Member Settlement:    During the 2012 Period, distribution, selling and administrative expenses increased $3.4 million, or 0.3% as a percent of Wholesale Distribution net sales, resulting from settlement proceeds recorded during the 2011 Period due to the loss of a significant Member. See “Company Overview – Sales Highlights and Other Information – Fiscal 2011” discussed in Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the year ended October 1, 2011 for additional information.

•

Officers’ Life Insurance:    During the 2012 Period, we experienced net insurance expense increases of $0.8 million, or 0.1% as a percent of Wholesale Distribution net sales. This increase in expense is primarily due to the decrease in the cash surrender value of our life insurance policy assets, which are held in a rabbi trust to support post-termination retirement benefits and are not available for general corporate purposes. The changes in our policy assets are a result of changes in the fair value of the underlying securities, which are highly concentrated in U.S. equity markets and priced based on readily determinable market values.

•

Fuel Expense:    During the 2012 Period, we experienced diesel fuel expense decreases of $0.6 million, or 0.1% as a percent of Wholesale Distribution net sales. This decrease is primarily due to the decrease in the cost of oil.

•

General Expenses:    General expenses decreased $6.8 million, or 0.4% as a percent of Wholesale Distribution net sales, due primarily to our continued focus on cost containment, including employee-related expenses.

•	Insurance Segment: Selling and administrative expenses for the Insurance segment increased $0.1 million to $1.9 million for the 2012 Period compared to $1.8 million for the 2011 Period.

•	All Other: Selling and administrative expenses for our All Other business activities were $0.2 million in both the 2012 and 2011 Periods.

Interest.    Interest expense increased $0.2 million to $3.3 million compared to $3.1 million for the 2011 Period and comprised 0.3% of consolidated net sales for both the 2012 and 2011 Periods. Factors impacting interest expense are as follows:

•	Interest expense on our primary debt instruments (as described below) increased $0.3 million to $3.1 million in the 2012 Period compared to $2.8 million in the 2011 Period.

•

Weighted Average Borrowings:    Interest expense decreased marginally from the 2011 Period as a result of lower outstanding debt. Weighted average borrowings decreased by $4.7 million primarily due to decreased inventory levels during the 2012 Period.

•

Interest Rates:    Interest expense increased $0.3 million from the 2011 Period. Our effective borrowing rate for the combined primary debt, made up of the revolving lines of credit for Unified and Grocers Capital Company, and senior secured notes, was 4.7% and 4.3% for the 2012 and 2011 Periods, respectively. The rate increase was due to a higher effective rate on Unified’s revolving line of credit.

Borrowings on Unified’s revolving credit agreement are subject to market rate fluctuations. A 25 basis point change in the market rate of interest over the period would have resulted in a $0.1 million increase or decrease in corresponding interest expense.

•	Interest expense on our other debt instruments decreased $0.1 million to $0.2 million for the 2012 Period compared to $0.3 million for the 2011 Period.

Estimated patronage dividends.    Estimated patronage dividends for the 2012 Period were $4.4 million, compared to estimated patronage dividends of $7.8 million in the 2011 Period. Patronage dividends for the 2012 and 2011 Periods consisted of the patronage activities from our three patronage earnings divisions: the Southern California Dairy Division, the Pacific Northwest Dairy Division and the Cooperative Division. For the 2012 and 2011 Periods, respectively, we had patronage earnings of $2.3 million and $2.5 million in the Southern California Dairy Division, $0.2 million and $0.3 million in the Pacific Northwest Dairy Division and patronage earnings of $1.9 million and $5.0 million in the Cooperative Division. The decrease in the Cooperative Division patronage earnings for the 2012 Period was primarily due to a change in sales mix towards lower margin products, decreased inventory holding gains and lower net sales, partially offset by a decline in distribution, selling and administrative expenses. Patronage dividends produced by the Cooperative Division are distributed annually, historically in cash, Class B and Class E Shares (see Part I, Item 1. “Business – Patronage Dividends” of our Annual Report on Form 10-K for the year ended October 1, 2011 for additional information), while patronage dividends produced by the dairy divisions are paid quarterly, historically in cash.

Income taxes.    Our effective income tax rate was 30.4% for the 2012 Period compared to 28.4% for the 2011 Period. The lower than statutory rate for the 2012 and 2011 Periods was due to favorable returns on our corporate-owned life insurance policies for the 2012 and 2011 Periods. Gains and losses in the value of corporate-owned life insurance are included in net earnings, but are not subject to income taxes.

THIRTY-NINE WEEK PERIOD ENDED JUNE 30, 2012 (“2012 PERIOD”) COMPARED TO THE THIRTY-NINE WEEK PERIOD ENDED JULY 2, 2011 (“2011 PERIOD”)

Overview of the 2012 Period.    We experienced an overall net sales decrease of $24.2 million, or 0.8%, to $2.858 billion for the 2012 Period as compared to $2.883 billion for the 2011 Period. Our net sales for the Wholesale Distribution segment decreased $29.1 million, or 1.0%, for the comparable 2012 and 2011 Periods. We achieved higher sales to our continuing customers; however, those sales improvements were offset by the loss of sales due to lost customers, including the loss of one of our top ten customers in the third quarter of fiscal 2011, and store closures. Net sales in our Insurance segment and our All Other business activities increased $4.5 million and $0.4 million, respectively, for the comparable thirty-nine week periods.

Our consolidated operating income decreased $8.6 million to $21.8 million in the 2012 Period compared to $30.4 million in the 2011 Period.

The overall decrease in operating income is summarized in our operating segments and other business activities as follows:

•

Wholesale Distribution Segment:    The Wholesale Distribution segment’s operating income decreased $7.9 million to $19.5 million in the 2012 Period compared to $27.4 million in the 2011 Period. This decrease in earnings was primarily due to a change in sales mix towards lower margin products and decreased inventory holding gains, partially offset by a decline in distribution, selling and administrative expenses.

•

Insurance Segment:    Operating income decreased $1.0 million in our Insurance segment to $2.0 million in the 2012 Period compared to $3.0 million in the 2011 Period. This decrease was primarily due to additional claims exposure related to new workers’ compensation policies written during the 2012 Period.

•

All Other:    Operating income increased $0.3 million in our All Other business activities to $0.3 million in the 2012 Period compared to an insignificant loss in the 2011 Period. All Other business activities primarily consist of activities conducted through our finance subsidiary.

The following tables summarize the performance of each business segment for the 2012 and 2011 Periods.

Wholesale Distribution Segment (dollars in thousands)
	Thirty-Nine Weeks Ended June 30, 2012		Thirty-Nine Weeks Ended July 2, 2011
	Amounts in 000’s	Percent to Net Sales	Amounts in 000’s	Percent to Net Sales	Difference
Gross sales	$2,843,085	—	$2,872,181	—	$(29,096)
Inter-segment eliminations	—	—	—	—	—

Net sales	2,843,085	100.0%	2,872,181	100.0%	(29,096)
Cost of sales	2,611,252	91.8	2,623,879	91.4	(12,627)
Distribution, selling and administrative expenses	212,399	7.5	220,923	7.7	(8,524)

Operating income	$19,434	0.7%	$27,379	0.9%	$(7,945)

Insurance Segment (dollars in thousands)
	Thirty-Nine Weeks Ended June 30, 2012		Thirty-Nine Weeks Ended July 2, 2011
	Amounts in 000’s	Percent to Net Sales	Amounts in 000’s	Percent to Net Sales	Difference
Gross sales – premiums earned and investment income	$22,980	—	$19,458	—	$3,522
Inter-segment eliminations	(8,595)	—	(9,588)	—	993

Net sales – premiums earned and investment income	14,385	100.0%	9,870	100.0%	4,515
Cost of sales – underwriting expenses	6,665	46.3	1,331	13.5	5,334
Selling and administrative expenses	5,682	39.5	5,478	55.5	204

Operating income	$2,038	14.2%	$3,061	31.0%	$(1,023)

All Other (dollars in thousands)
	Thirty-Nine Weeks Ended June 30, 2012		Thirty-Nine Weeks Ended July 2, 2011
	Amounts in 000’s	Percent to Net Sales	Amounts in 000’s	Percent to Net Sales	Difference
Gross sales	$984	—	$729	—	$255
Inter-segment eliminations	(95)	—	(185)	—	90

Net sales	889	100.0%	544	100.0%	345
Selling and administrative expenses	593	66.7	583	107.2	10

Operating income (loss)	$296	33.3%	$(39)	(7.2)%	$335

Net sales.    Consolidated net sales decreased $24.2 million, or 0.8%, to $2.858 billion in the 2012 Period compared to $2.883 billion for the 2011 Period. Factors impacting net sales are as follows:

•

Wholesale Distribution Segment:    Wholesale Distribution net sales decreased $29.1 million, or 1.0%, to $2.843 billion in the 2012 Period compared to $2.872 billion for the 2011 Period. Significant movements are summarized below.

(dollars in millions)
Key Net Sales Changes	Increase (Decrease)
Increase in net sales to continuing customers	$103.2
Loss of significant Member in May 2011	(87.2)
Other lost customers, net	(14.9)
Store closures	(30.2)

Change in net sales	$(29.1)

•

Insurance Segment:    Net sales, consisting principally of premium revenues and investment income, increased $4.5 million to $14.4 million in the 2012 Period compared to $9.9 million for the 2011 Period. The increase is primarily due to an increase in workers’ compensation premium revenue resulting from the addition of new policyholders and increased renewal premiums.

•	All Other: Net sales increased $0.4 million to $0.9 million in the 2012 Period compared to $0.5 million in the 2011 Period.

Cost of sales (including underwriting expenses).    Consolidated cost of sales was $2.618 billion for the 2012 Period and $2.625 billion for the 2011 Period and comprised 91.6% and 91.1% of consolidated net sales for the 2012 and 2011 Periods, respectively. Factors impacting cost of sales are as follows:

•

Wholesale Distribution Segment:    Cost of sales decreased by $12.6 million to $2.611 billion in the 2012 Period compared to $2.624 billion in the 2011 Period. As a percentage of Wholesale Distribution net sales, cost of sales was 91.8% and 91.4% for the 2012 and 2011 Periods, respectively.

•	The change in product and customer sales mix resulted in a 0.3% increase in cost of sales as a percent of Wholesale Distribution net sales in the 2012 Period compared to the 2011 Period.

•

Vendor related activity contributed to a 0.1% increase in cost of sales as a percent of Wholesale Distribution net sales in the 2012 Period compared to the 2011 Period. This change was driven by a decrease in inventory holding gains (realized upon sale) due to a lack of vendor price increases and changes in vendor marketing activity.

•

Insurance Segment:    Cost of sales primarily consists of claims loss and loss adjustment expenses, underwriting expenses, commissions, premium taxes and regulatory fees. Cost of sales increased $5.3 million to $6.6 million in the 2012 Period compared to $1.3 million in the 2011 Period. The increase is primarily due to additional claims exposure related to new workers’ compensation policies written during the 2012 Period. The cost of insurance and the adequacy of loss reserves are impacted by actuarial estimates based on a detailed analysis of health care cost trends, claims history, demographics and industry trends. As a result, the amount of loss reserves and future expenses is significantly affected by these variables and may significantly change, depending on the cost of providing benefits and the results of further legislative action. See additional discussion related to insurance reserves under “Risk Factors – Our insurance reserves may be inadequate if unexpected losses occur.”

Distribution, selling and administrative expenses.    Consolidated distribution, selling and administrative expenses were $218.7 million in the 2012 Period compared to $227.0 million in the 2011 Period, reflecting a decrease of $8.3 million, and comprised 7.7% and 7.9% of net sales for the 2012 and 2011 Periods, respectively. Factors impacting distribution, selling and administrative expenses are as follows:

•

Wholesale Distribution Segment:    Distribution, selling and administrative expenses decreased $8.5 million to $212.4 million in the 2012 Period compared to $220.9 million in the 2011 Period, and comprised 7.5% and 7.7% of Wholesale Distribution net sales for the 2012 and 2011 Periods, respectively.

•

Member Settlement:    During the 2012 Period, distribution, selling and administrative expenses increased $3.4 million, or 0.1% as a percent of Wholesale Distribution net sales, resulting from settlement proceeds recorded during the 2011 Period due to the loss of a significant Member. See “Company Overview – Sales Highlights and Other Information – Fiscal 2011” discussed in Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the year ended October 1, 2011 for additional information.

•

General Expenses:    General expenses decreased $11.9 million, or 0.3% as a percent of Wholesale Distribution net sales, due primarily to our continued focus on cost containment, including employee-related expenses.

•	Insurance Segment: Selling and administrative expenses for the Insurance segment increased $0.2 million to $5.7 million for the 2012 Period compared to $5.5 million for the 2011 Period.

•	All Other: Selling and administrative expenses for our All Other business activities were $0.6 million in both the 2012 and 2011 Periods.

Interest.    Interest expense was $9.4 million and comprised 0.3% of consolidated net sales for both the 2012 and 2011 Periods. Factors impacting interest expense are as follows:

•	Interest expense on our primary debt instruments (as described below) increased $0.1 million to $8.7 million in the 2012 Period compared to $8.6 million in the 2011 Period.

•

Weighted Average Borrowings:    Interest expense increased $0.2 million from the 2011 Period as a result of higher outstanding debt. Weighted average borrowings increased by $7.3 million primarily due to increased inventory levels during the 2012 Period as compared to the 2011 Period.

•

Interest Rates:    Interest expense decreased $0.1 million from the 2011 Period due to a decrease in our effective borrowing rate. Our effective borrowing rate for the combined primary debt, made up of the revolving lines of credit for Unified and Grocers Capital Company, and senior secured notes, was 4.4% and 4.5% for the 2012 and 2011 Periods, respectively. The rate decrease was due to a lower proportion of the senior secured notes in the primary debt.

Borrowings on Unified’s revolving credit agreement are subject to market rate fluctuations. A 25 basis point change in the market rate of interest over the period would have resulted in a $0.3 million increase or decrease in corresponding interest expense.

•	Interest expense on our other debt instruments decreased $0.1 million to $0.7 million for the 2012 Period compared to $0.8 million for the 2011 Period.

Estimated patronage dividends.    Estimated patronage dividends for the 2012 Period were $8.0 million, compared to $10.9 million in the 2011 Period. Patronage dividends for the 2012 and 2011 Periods consisted of the patronage activities from our three patronage earnings divisions: the Southern California Dairy Division, the Pacific Northwest Dairy Division and the Cooperative Division. For the 2012 and 2011 Periods, respectively, we had patronage earnings of $7.3 million and $8.2 million in the Southern California Dairy Division, $0.8 million and $1.1 million in the Pacific Northwest Dairy Division and patronage losses of $0.1 million and patronage earnings of $1.6 million in the Cooperative Division. The decrease in the Cooperative Division patronage earnings for the 2012 Period was primarily due to a change in sales mix towards lower margin products, decreased inventory holding gains and lower net sales, partially offset by a decline in distribution, selling and administrative expenses. Patronage dividends produced by the Cooperative Division are distributed annually, historically in cash, Class B and Class E Shares (see Part I, Item 1. “Business – Patronage Dividends” of our Annual Report on Form 10-K for the year ended October 1, 2011 for additional information), while patronage dividends produced by the dairy divisions are paid quarterly, historically in cash.

Income taxes.    Our effective income tax rate was 23.4% for the 2012 Period compared to 30.1% for the 2011 Period. The lower rate for the 2012 Period is due to lower book income and similar favorable returns on our corporate-owned life insurance policies for the 2012 Period as compared to the 2011 Period. Gains and losses in the value of corporate-owned life insurance are included in net earnings, but are not subject to income taxes.

LIQUIDITY AND CAPITAL RESOURCES

We finance our capital needs through a combination of internal and external sources. These sources include cash flows from operations, Member capital and other Member investments, bank borrowings, various types of long-term debt and lease financing.

The acquisition, holding and redemption of our capital shares and making of deposits by our Members, and our policies with respect to such matters, can significantly affect our liquidity and capital resources. Our Bylaws, which may be changed by the Board at its discretion, currently require that each Member own 350 Class A Shares. In addition, we currently require each Member to own such amount of Class B Shares as may be established by the Board. This requirement to own Class B Shares is referred to as the “Class B Share Requirement.” Members who do not satisfy the Class B Share Requirement solely from their holdings of Class B Shares are generally required to make a subordinated deposit (a “Required Deposit”) with us. Member and Non-Member customers may be required to provide us a Credit Deposit in order to purchase products on credit terms established by us. “Credit Deposit” means any non-subordinated deposit that is required to be maintained by a Member or Non-Member customer in accordance with levels established by our credit office from time to time in excess of the amount of the Required Deposit set by the Board. We do not pay interest on Required Deposits or Credit Deposits; however, interest is paid at the prime rate for deposits in excess of a Member’s Required Deposit or Credit Deposit (an “Excess Deposit”). See Part I, Item 1. “Business – Capital Shares,” Part I, Item 1. “Business – Customer Deposits” and Part I, Item 1. “Business – Pledge of Shares and Guarantees” of our Annual Report on Form 10-K for the year ended October 1, 2011 for additional information. Additionally, see “DESCRIPTION OF DEPOSIT ACCOUNTS” in our Amendment No. 2 to Registration Statement on Form S-1 filed on April 19, 2012, with respect to our offering of Partially Subordinated Patrons’ Deposit Accounts and see “OFFERING OF CLASS A, CLASS B AND CLASS E SHARES” in our Amendment No. 2 to Registration Statement on Form S-1 filed on April 19, 2012, with respect to our offering of Class A, Class B and Class E Shares for further information.

At June 30, 2012, we had $0.2 million of tendered Class A Shares and $17.9 million of tendered Class B Shares pending redemption, whose redemption is subject to final approval by the Board, and in the case of Class B Shares, subject to the 5% limitation on redemptions contained in our redemption policy (see “DESCRIPTION OF CAPTIAL STOCK – Redemption Policy” in our Amendment No. 2 to Registration Statement on Form S-1 filed on April 19, 2012, with respect to our offering of Class A, Class B and Class E Shares for further information). Our obligations to repay a Member’s Required Deposit on termination of Member status (once the Member’s obligations to us have been satisfied) is reported as a long-term liability within “Members and Non-Members’ deposits” on our consolidated condensed balance sheets. Excess Deposits are not subordinated to our other obligations and are reported as short-term liabilities within “Members’ deposits and estimated patronage dividends” on our consolidated condensed balance sheets. At June 30, 2012 and October 1, 2011, we had $9.3 million and $6.0 million, respectively, in “Members and Non-Members’ deposits” and $12.2 million and $13.4 million, respectively, in “Members’ deposits and estimated patronage dividends” (of which $11.0 million and $10.8 million, respectively, represented Excess Deposits).

We believe that the combination of cash flows from operations, current cash balances and available lines of credit will be sufficient to service our debt, redeem Members’ capital shares, make income tax payments and meet our anticipated needs for working capital and capital expenditures through at least the next three fiscal years.

CASH FLOW

We generated positive cash flow from operating activities during the thirty-nine week 2012 Period. Cash from operations was used for investing and financing activities, including investing in our infrastructure. We also reinvested proceeds from maturing investments. Cash was also used for certain financing activities, including redemption of Members’ capital shares.

As a result of these activities, net cash, consisting of cash and cash equivalents, increased by $4.3 million to $9.4 million as of June 30, 2012 compared to $5.1 million as of October 1, 2011.

The following table summarizes the impact of operating, investing and financing activities on our cash flows for the thirty-nine week 2012 and 2011 Periods:

(dollars in thousands)
Summary of Net Increase in Total Cash	2012	2011	Difference
Cash provided by operating activities	$41,616	$21,349	$20,267
Cash utilized by investing activities	(21,682)	(11,120)	(10,562)
Cash utilized by financing activities	(15,589)	(6,089)	(9,500)

Total increase in cash	$4,345	$4,140	$205

Net cash flows from operating, investing and financing activities increased by $0.2 million, resulting in a $4.3 million increase in cash for the 2012 Period compared to an increase of $4.1 million in cash for the 2011 Period. The increase in net cash flow for the 2012 Period consisted of cash provided by operating activities of $41.6 million, offset by cash used in investing activities of $21.7 million and financing activities of $15.6 million. The primary factors contributing to the changes in cash flow are discussed below. At June 30, 2012 and October 1, 2011, working capital was $183.0 million and $193.0 million, respectively, and the current ratio was 1.7 for each respective period-end date.

Operating Activities:    Net cash provided by operating activities increased by $20.3 million to $41.6 million provided in the 2012 Period compared to $21.3 million provided in the 2011 Period. The increase in cash provided by operating activities compared to the 2011 Period was attributable to (1) an increase between the periods in net cash flows related to decreased inventories of $26.1 million, (2) a decrease between the periods in cash used to pay accounts payable and accrued liabilities of $8.9 million, and (3) an increase in long-term liabilities, other between the periods of $0.3 million primarily attributable to an increase in pension and postretirement liabilities. The foregoing increases of $35.3 million in cash provided were partially offset by (1) an increase in accounts receivable during the 2012 Period compared to a decrease in the 2011 Period, resulting in a decrease in cash provided between the periods of $11.0 million, (2) an increase between the periods in cash used to fund pension plan contributions of $1.7 million, (3) an increase between the periods related to prepaid expenses of $1.5 million, and (4) an increase between the periods in net cash used by other operating activities of $0.8 million.

Investing Activities:    Net cash utilized by investing activities increased by $10.6 million to $21.7 million for the 2012 Period compared to $11.1 million in the 2011 Period. The increase in cash utilized by investing activities during the 2012 Period as compared to the 2011 Period was due mainly to (1) an increase in capital expenditures between the periods of $4.2 million as a result of the purchase of a warehouse adjacent to our Stockton facility, (2) an increase of $1.0 million in net investment activities by our insurance subsidiaries, consisting of the purchase and sale of securities to replace maturing investments in their portfolios, (3) an increase in cash used for net notes receivable activities of $1.7 million, reflecting normal fluctuation in loan activity to Members for their inventory and equipment financing, and (4) an increase in other assets between the periods of $3.7 million, primarily related to the changes in value between the periods of our mutual fund and life insurance policy assets. Spending on investing activities is expected to be funded by existing cash balances, cash generated from operations or additional borrowings.

Financing Activities:    Net cash utilized by financing activities was $15.6 million for the 2012 Period compared to $6.1 million in the 2011 Period. The net increase of $9.5 million in cash utilized by financing activities for the 2012 Period as compared to the 2011 Period was due to an increase in cash utilized of $14.1 million related to changes in our long-term and short-term notes payable and deferred financing fees. See “Outstanding Debt and

Other Financing Arrangements” for further discussion regarding our credit facilities and financing arrangements. The increase in cash utilized by debt financing activities was partially offset by decreased cash utilized by Member investment and share activity of $4.6 million. Future cash used by financing activities to meet capital spending requirements is expected to be funded by our continuing operating cash flow or additional borrowings.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this report, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually, narrow or limited purposes.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

There have been no material changes in our contractual obligations and commercial commitments outside the ordinary course of our business during the thirty-nine week period ended June 30, 2012. See “Contractual Obligations and Commercial Commitments” discussed in Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the year ended October 1, 2011 for additional information.

OUTSTANDING DEBT AND OTHER FINANCING ARRANGEMENTS

As discussed below, we entered into amendments with both of our senior lenders in June 2012 to provide temporary adjustments on certain loan covenants. The changes were pursued to provide flexibility due to the volatility and uncertainty associated with the prevailing economic environment. Other than discussed below, there have been no material changes in our outstanding debt and other financing arrangements outside the ordinary course of our business during the thirty-nine week period ended June 30, 2012. Amounts outstanding related to our secured revolving credit agreement, senior secured notes and Member financing arrangement are disclosed below. See “Outstanding Debt and Other Financing Arrangements” discussed in Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 5 “Notes Payable” of “Notes to Consolidated Financial Statements” in Part II, Item 8. “Financial Statements and Supplementary Data” of our Annual Report on Form 10-K for the year ended October 1, 2011 for additional information.

Secured Revolving Credit Agreement

In fiscal 2011, we entered into a Credit Agreement (the “Agreement”) with the lenders party thereto and Wells Fargo Bank, National Association, as Administrative Agent. The Agreement replaced our previous revolving credit agreement, with substantially the same parties, terms and conditions. The Agreement expires on October 8, 2015, and refinanced existing indebtedness and finances capital expenditures, working capital needs, potential acquisitions and general corporate purposes.

Outstanding borrowings under the Agreement decreased to $97.3 million at June 30, 2012 (Eurodollar and Base Rate Loans at a blended average rate of 2.27% per annum) from $108.3 million at October 1, 2011 (Eurodollar and Base Rate Loans at a blended average rate of 1.89% per annum), with access to approximately $177.7 million of additional capital available under the Agreement to fund our continuing operations and capital spending requirements for the foreseeable future.

On June 19, 2012, we entered into the second amendment (the “Second Amendment”) of the Agreement. The Second Amendment raises the Consolidated Total Funded Debt to EBITDAP ratio (as defined) of the Company allowed by the financial covenants to be no higher than 4.0 to 1 for the fiscal quarters ended June 30 and September 29, 2012, after which it returns to 3.5 to 1, and sets forth a 0.5% increase in the interest rates to be charged if the ratio is greater than 3.5 to 1.

Senior Secured Notes

At June 30, 2012 and October 1, 2011, respectively, we had a total of $105.8 million and $108.5 million outstanding in senior secured notes to certain insurance companies and pension funds (referred to collectively as “John Hancock Life Insurance Company” or “Hancock”) under a note purchase agreement dated September 29, 1999 (as amended, the “Senior Note Agreement”) as amended and restated effective January 6, 2006 and further amended on November 3, 2009.

On June 29, 2012, we entered into the fourth amendment (the “Fourth Amendment”) to the Senior Note Agreement. The Fourth Amendment (1) amends the covenant on Indebtedness to Consolidated EBITDAP ratio (as defined) to allow for a ratio of 4.0 to 1 for the fiscal quarters ended June 30 and September 29, 2012, after which it is reduced to 3.75 to 1 for the fiscal quarters ended December 29, 2012 and March 30, 2013, 3.5 to 1 for the fiscal quarter ended June 29, 2013 and 3.25 to 1 for all fiscal quarters thereafter, (2) sets forth the increase in the interest rates to be charged based on the Indebtedness to Consolidated EBITDAP ratio (0.5% if the ratio is greater than 3.5 to 1 but less than 3.75 to 1, and 1.5% if the ratio is equal to or greater than 3.75 to 1), (3) amends the debt-to-capital covenant to permit a ratio of Consolidated Adjusted Indebtedness to Consolidated Adjusted Indebtedness plus Consolidated Tangible Net Worth (as defined) of no higher than 65% from the beginning of the third fiscal quarter of the Company’s fiscal 2012 through the end of the first fiscal quarter of the Company’s fiscal 2014, after which the ratio returns to 60%, and (4) adds an additional covenant providing that the Company’s Consolidated Lease Expense (as defined) for the fiscal quarter ended September 29, 2012 and subsequent fiscal quarters may not exceed $7.5 million for the quarter.

Copies of the Second Amendment and the Fourth Amendment are attached hereto as Exhibit 10.1 and Exhibit 10.2, respectively, and are incorporated herein by this reference. The foregoing description of the Second Amendment and the Fourth Amendment does not purport to be complete and is qualified in its entirety by reference to the exhibits.

Member Financing Arrangement

In fiscal 2010, our wholly-owned finance subsidiary, Grocers Capital Company (“GCC”), entered into a Loan and Security Agreement (the “GCC Loan Agreement”), by and among GCC, the lenders signatory thereto and California Bank & Trust, as Arranger and Administrative Agent. The GCC Loan Agreement matures on September 24, 2013, and the proceeds therefrom will be used to fund loans to our customers and for GCC’s general corporate purposes, including customary financing and operating activities. The GCC Loan Agreement provides for revolving loans and term loans. GCC had revolving loan borrowings of $15.0 million and $13.0 million, both bearing an interest rate of 4.00% (3.25% prime plus 0.75% interest rate margin), outstanding at June 30, 2012 and October 1, 2011, respectively. There were no term loan borrowings outstanding at June 30, 2012 and October 1, 2011.

REDEMPTION OF CAPITAL STOCK

Our Articles of Incorporation and Bylaws provide that the Board has the absolute discretion to repurchase, or not repurchase, any Class A, Class B or Class E Shares of any outgoing Member regardless of when the membership terminated, and any Class B Shares in excess of the Class B Share Requirement held by a current Member, whether or not the shares have been tendered for repurchase and regardless of when the shares were tendered. The Board considers the redemption of eligible Class A Shares at each board meeting. All other shares eligible for redemption are considered by the Board on an annual basis, usually in December. Class E Shares will only be redeemed upon approval of the Board or upon sale or liquidation of the Company. The Class E Shares, when redeemed, will be redeemed at their stated value of $100 per share. The following table presents our redemption of Class A and Class B Shares during the thirty-nine weeks ended June 30, 2012:

Share Class	Date of Redemption	Number of Shares Redeemed	Approximate Value of Shares Redeemed
Class A	October 10, 2011	2,800	$ 0.9 million
Class A	December 29, 2011	700	$ 0.2 million
Class B	December 27, 2011	10,658	$ 3.2 million
Class B	January 17, 2012	16	$ 5 thousand
Class B	January 30, 2012	207	$ 0.1 million
Class A	February 24, 2012	2,100	$ 0.6 million
Class B	March 08, 2012	677	$ 0.2 million
Class A	May 31, 2012	700	$ 0.2 million
Class A	June 27, 2012	2,450	$ 0.8 million

See Part I, Item 1. “Business – Capital Shares – Classes of Shares” and Part I, Item 1. “Business – Capital Shares – Redemption of Class A, Class B and Class E Shares” of our Annual Report on Form 10-K for the year ended October 1, 2011 for additional information.

PENSION AND POSTRETIREMENT BENEFIT PLANS

We sponsor a cash balance plan (“Unified Cash Balance Plan”). The Unified Cash Balance Plan is a noncontributory defined benefit pension plan covering substantially all of our employees who are not subject to a collective bargaining agreement. Under the Unified Cash Balance Plan, participants are credited with an annual accrual based on their years of service with us. Our funding policy is to make contributions to the Unified Cash Balance Plan in amounts that are at least sufficient to meet the minimum funding requirements of applicable laws and regulations, but no more than amounts deductible for federal income tax purposes. All of our qualifying employees not subject to a collective bargaining agreement accrue benefits pursuant to the Unified Cash Balance Plan. We also sponsor an Executive Salary Protection Plan (“ESPP”) for our executive officers that provides supplemental post-termination retirement income based on each participant’s salary and years of service as an officer with us. Funds are held in a rabbi trust for the ESPP consisting primarily of life insurance policies tied to underlying investments in the equity market (reported at cash surrender value) and mutual fund assets consisting of various publicly-traded mutual funds (reported at estimated fair value based on quoted market prices).

We sponsor other postretirement benefit plans that provide certain medical coverage to retired non-union employees and provide unused sick leave benefits for certain eligible non-union and union employees. Those plans are not funded.

Our net periodic benefit cost for our combined pension and other postretirement benefits was approximately $11.8 million and $12.1 million for the thirty-nine weeks ended June 30, 2012 and July 2, 2011, respectively.

We expect to make estimated contributions to the Unified Cash Balance Plan totaling $12.9 million during fiscal 2012, which is comprised of $5.8 million for the 2012 plan year and $7.1 million for the 2011 plan year. At our discretion, we may contribute in excess of these amounts. Additional contributions, if any, will be based, in part, on future actuarial funding calculations and the performance of plan investments. We contributed $2.9 million and $5.1 million to the Unified Cash Balance Plan during the thirty-nine weeks ended June 30, 2012 for the 2012 and 2011 plan years, respectively.

During July 2012, legislation to provide pension funding relief was enacted as part of the 2012 student loan and transportation legislation titled “Moving Ahead for Progress in the 21st Century” (“MAP-21”). Funding relief is to be achieved through changes in the methodology employed to determine interest rates used to calculate required funding contributions. The funding relief applies to Employee Retirement Income Security Act (“ERISA”) single-employer plans that base pension liability calculations on interest rates determined pursuant to the Patient Protection and Affordable Care Act and is predicted to reduce 2012 contribution requirements for typical plans. We are currently assessing the impact of the legislation on the minimum contribution amounts required to fund the Unified Cash Balance Plan.

Additionally, we expect to contribute $0.7 million to the ESPP to fund projected benefit payments to participants for the 2012 plan year. We contributed $0.6 million to the ESPP during the thirty-nine weeks ended June 30, 2012 to fund benefit payments to participants for the 2012 plan year.

During fiscal year 2010, comprehensive health care reform legislation under the Patient Protection and Affordable Care Act (HR 3590) and the Health Care Education and Affordability Reconciliation Act (HR 4872) (collectively, the “Acts”) was passed and signed into law. The Acts contain provisions that could impact our accounting for retiree medical benefits in future periods. However, the extent of that impact, if any, cannot be determined until regulations are promulgated under the Acts and additional interpretations of the Acts become available. We will continue to assess the accounting implications of the Acts as related regulations and interpretations of the Acts become available. In addition, we may consider plan amendments in future periods that may have accounting implications. See Note 7 of “Notes to Consolidated Condensed Financial Statements – Unaudited” in Part I, Item 1. “Financial Statements (Unaudited)” of this Quarterly Report on Form 10-Q for additional discussion.

RISK FACTORS

The risks and uncertainties described below are those that we believe are the material risks related to our business. If any of the following risks occur, our business, prospects, financial condition, operating results and cash flows could be adversely affected in amounts that could be material.

The markets in which we operate are highly competitive; characterized by high volume and low profit margins, customer incentives (including pricing, variety and delivery) and industry consolidation.    The shifting of market share among competitors is typical of the wholesale food business as competitors attempt to increase sales in various markets. A significant portion of our sales are made at low margins. As a result, our profit levels may be negatively impacted if we are forced to respond to competitive pressure by reducing prices.

Increased competition has caused the industry to undergo changes as participants seek to lower costs, further increasing pressure on the industry’s already low profit margins. In addition to price competition, food wholesalers also compete with regard to quality, variety and availability of products offered, strength of corporate label brands offered, schedules and reliability of deliveries and the range and quality of services provided.

Continued consolidation in the industry, new entrants and trends toward vertical integration could create additional competitive pressures that reduce margins and adversely affect our business, financial condition and results of operations.

We may experience reduced sales if Members lose market share to fully integrated chain stores, warehouse stores and supercenters that have continued to gain increased market share.    These supercenters have benefited from concentrated buying power and low-cost distribution technology, and have increasingly gained market share at the expense of traditional supermarket operators, including some independent operators, many of whom are our customers. The market share of such alternative format stores may grow in the future, potentially resulting in a loss of sales volume for us. A loss of sales volume could potentially cause patronage dividends to be reduced and/or the Exchange Value Per Share (see Part I, Item 1. “Business – Capital Shares – Ownership and Exchange of Shares” of our Annual Report on Form 10-K for the year ended October 1, 2011) of our Class A and Class B Shares to decrease.

We will continue to be subject to the risk of loss of Member and Non-Member customer volume, including the potential concentration of credit risk.    Our operating results are highly dependent upon maintaining or growing our distribution volume to our customers. Our largest customer, Smart & Final, Inc., a Non-Member customer, and our ten largest Member and Non-Member customers (including Smart & Final, Inc.) constituted approximately 13% and 46%, respectively, of our total net sales for the thirty-nine week period ended June 30, 2012. A significant loss in membership or volume could adversely affect our operating results. We will continue to be subject to the risks associated with consolidation within the grocery industry. When independent retailers are acquired by large chains with self-distribution capacity, are driven from business by larger grocery chains, or become large enough to develop their own self-distribution system, we will lose distribution volume. Members may also select other wholesale providers. Reduced volume is normally injurious to profitable operations since fixed costs must be spread over a lower sales volume if the volume cannot be replaced.

In addition, we are exposed to concentrations of credit risk related primarily to trade receivables, notes receivable and lease guarantees for certain Members. Our ten customers with the largest accounts receivable balances accounted for approximately 39% and 37% of total accounts receivable at June 30, 2012 and October 1, 2011, respectively. These concentrations of credit risk may be affected by changes in economic or other conditions affecting the western United States, particularly Arizona, California, Nevada, Oregon and Washington. Management believes that receivables are well diversified, and the allowances for doubtful accounts are sufficient to absorb estimated losses. Further, obligations of Members to the Company, including lease guarantees, are generally supported by our right of offset, upon default, against the Members’ cash deposits and shareholdings, as well as personal guarantees and reimbursement and indemnification agreements. Nevertheless, we could still suffer losses as a result of our concentrated credit risk in the event of a significant adverse change in economic or other conditions.

We may experience reduced sales if Members purchase directly from manufacturers.    Increased industry competitive pressure is causing some of our Members that can qualify to purchase directly from manufacturers to increase their level of direct purchases from manufacturers and expand their self-distribution activities. Our operating results could be adversely affected if a significant reduction in distribution volume occurred in the future as a result of such a shift to direct purchases by our customers.

We are vulnerable to changes in general economic conditions.    We are affected by certain economic factors that are beyond our control, including changes in the overall economic environment. In recent periods, we have experienced significant volatility in the cost of certain commodities, the cost of ingredients for our manufactured breads and processed fluid milk and the cost of packaged goods purchased from other manufacturers. An inflationary economic period could impact our operating expenses in a variety of areas, including, but not limited to, employee wages and benefits, workers’ compensation insurance and energy and fuel costs. A portion of the risk related to employee wages and benefits is mitigated by bargaining agreements that contractually determine the amount of inflationary increases. General economic conditions also impact our pension plan liabilities, as the assets funding or supporting these liabilities are invested in securities that are subject to interest rate and stock market fluctuations. A portion of our debt is at floating interest rates and an inflationary economic cycle typically results in higher interest costs. We operate in a highly competitive marketplace and passing on such cost increases to customers could be difficult. It is also difficult to predict the effect that possible future purchased or manufactured product cost decreases might have on our profitability. The effect of deflation in purchased or manufactured product costs would depend on the extent to which we had to lower selling prices of our products to respond to sales price competition in the market. Consequently, it is difficult for us to accurately predict the impact that inflation or deflation might have on our operations. To the extent we are unable to mitigate increasing costs, or retain the benefits from decreases in costs, patronage dividends may be reduced and/or the Exchange Value Per Share of our Class A and Class B Shares may decrease.

Changes in the economic environment could adversely affect our customers’ ability to meet certain obligations to us or leave us exposed for obligations we have guaranteed. Loans to Members, trade receivables and lease guarantees could be at risk in a sustained economic downturn. We establish reserves for notes receivable, trade receivables and lease commitments for which the customer may be at risk for default. Under certain circumstances, we would be required to foreclose on assets provided as collateral or assume payments for leased locations for which we have guaranteed payment. Although we believe our reserves to be adequate, our operating results could be adversely affected in the event that actual losses exceed available reserves.

We may on occasion hold investments in the common and/or preferred stock of Members and suppliers. These investments are generally held at cost or the equity method and are periodically evaluated for impairment. As a result, changes in the economic environment that adversely affect the business of these Members and suppliers could result in the write-down of these investments. This risk is unique to a cooperative form of business in that investments are made to support Members’ businesses, and those economic conditions that adversely affect the Members can also reduce the value of our investment, and hence the Exchange Value Per Share of our Class A and Class B Shares. We do not currently hold any equity investments in our Members.

The United States economy and financial markets have declined and experienced volatility due to uncertainties related to energy prices, availability of credit, difficulties in the banking and financial services sectors, the decline in the housing market, diminished market liquidity, falling consumer confidence and high unemployment rates. As a result, consumers may be more cautious. This may lead to additional reductions in consumer spending, to consumers trading down to a less expensive mix of products or to consumers trading down to discounters for grocery and non-food items, all of which may affect our financial condition and results of operations. We are unable to predict when the economy will improve. If the economy does not improve, our business, results of operations and financial condition may be adversely affected.

Litigation could lead to unexpected losses.    During the normal course of carrying out our business, we may become involved in litigation. In the event that management determines that the likelihood of an adverse judgment in a pending litigation is probable and that the exposure can be reasonably estimated, appropriate reserves are recorded at that time pursuant to FASB’s Accounting Standards Codification Topic 450, “Contingencies.” The final outcome of any litigation could adversely affect operating results if the actual settlement amount exceeds established reserves and insurance coverage.

We are subject to environmental laws and regulations.    We own and operate various facilities for the manufacture, warehousing and distribution of products to our customers. Accordingly, we are subject to increasingly stringent federal, state and local laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, past or present spills, disposals or other releases of hazardous materials. In particular, under applicable environmental laws, we may be responsible for remediation of environmental conditions and may be subject to associated liabilities (including liabilities resulting from lawsuits brought by private litigants) relating to our facilities and the land on which our facilities are situated, regardless of whether we lease or own the facilities or land in question and regardless of whether such environmental conditions were created by us or by a prior owner or tenant. In addition, we may be subject to pending federal and state legislation that if ultimately passed, may require us to incur costs to improve facilities and equipment to reduce emissions in order to comply with regulatory limits or to mitigate the financial consequences of a “cap and trade” regime. We are unable to predict the ultimate outcome of such legislation; however, should such legislation require us to incur significant expenditures, our business, results of operations and financial condition may be adversely affected.

We are exposed to potential product liability claims and potential negative publicity surrounding any assertion that our products caused illness or injury.    The packaging, marketing and distribution of food products purchased from others involve an inherent risk of product liability, product recall and adverse publicity. Such products may contain contaminants that may be inadvertently redistributed by us. These contaminants may result in illness, injury or death if such contaminants are not eliminated. Accordingly, we maintain stringent quality standards on the products we purchase from suppliers, as well as products manufactured by us. We generally seek contractual indemnification and insurance coverage from parties supplying products to us and rigorously test our corporate brands and manufactured products to ensure our quality standards are met. Product liability claims in excess of insurance coverage, as well as the negative publicity surrounding any assertion that our products caused illness, injury or death could have a material adverse effect on our reputation, business, financial condition and results of operations.

Our insurance reserves may be inadequate if unexpected losses occur.    Our insurance subsidiaries are regulated by the State of California and are subject to the rules and regulations promulgated by the appropriate regulatory agencies. Insurance reserves are recorded based on estimates made by management and validated by third party actuaries to ensure such estimates are within acceptable ranges. Actuarial estimates are based on detailed analyses of health care cost trends, claims history, demographics, industry trends and federal and state law. As a result, the amount of reserve and related expense is significantly affected by the outcome of these studies. Significant and adverse changes in the experience of claims settlement and other underlying assumptions could negatively impact our operating results.

We may not have adequate resources to fund our operations.    We rely primarily upon cash flow from our operations and Member investments to fund our operating activities. In the event that these sources of cash are not sufficient to meet our requirements, additional sources of cash are expected to be obtained from our credit facilities to fund our daily operating activities. Our revolving credit agreement, which expires on October 8, 2015, requires compliance with certain financial covenants, including minimum tangible net worth, fixed charge coverage ratio and total funded debt to earnings before interest, taxes, depreciation, amortization and patronage dividends (“EBITDAP”). See Note 5 of “Notes to Consolidated Financial Statements” in Part II, Item 8. “Financial Statements and Supplementary Data” of our Annual Report on Form 10-K for the year ended October 1, 2011 and “Outstanding Debt and Other Financing Arrangements” in this Quarterly Report on Form 10-Q for additional information. While we are currently in compliance with all required covenants and expect to remain in compliance, this does not guarantee we will remain in compliance in future periods.

As of June 30, 2012, we believe we have sufficient cash flow from operations and availability under the revolving credit agreement to meet our operating needs, capital spending requirements and required debt repayments through October 8, 2015. However, if access to operating cash or to the revolving credit agreement becomes restricted, we may be compelled to seek alternate sources of cash. We cannot assure that alternate sources will provide cash on terms favorable to us. Consequently, the inability to access alternate sources of cash on terms similar to our existing agreement could adversely affect our operations.

The value of our benefit plan assets and liabilities is based on estimates and assumptions, which may prove inaccurate.    Our non-union employees participate in a Company sponsored defined benefit pension plan and Company sponsored postretirement benefit plans. Certain eligible union and non-union employees participate in separate plans providing payouts for unused sick leave. Our officers also participate in a Company sponsored Executive Salary Protection Plan (“ESPP”), which provides additional post-termination retirement income based on each participant’s salary and years of service as an officer of the Company. The postretirement plans provide medical benefits for retired non-union employees, life insurance benefits for retired non-union employees for which active non-union employees are no longer eligible and lump-sum payouts for unused sick days covering certain eligible union and non-union employees. Liabilities for the ESPP and postretirement plans are not funded. We account for these benefit plans in accordance with ASC Topic 715, “Compensation – Retirement Benefits” and ASC Topic 712, “Compensation – Nonretirement Postemployment Benefits,” which require us to make actuarial assumptions that are used to calculate the carrying value of the related assets, where applicable, and liabilities and the amount of expenses to be recorded in our consolidated financial statements. Assumptions include the expected return on plan assets, discount rates, health care cost trend rate, projected life expectancies of plan participants and anticipated salary increases. While we believe the underlying assumptions are appropriate, the carrying value of the related assets and liabilities and the amount of expenses recorded in the consolidated financial statements could differ if other assumptions are used. See Note 11 of “Notes to Consolidated Financial Statements” in Part II, Item 8. “Financial Statements and Supplementary Data” of our Annual Report on Form 10-K for the year ended October 1, 2011 for additional information.

The credit and liquidity crisis in the United States and throughout the global financial system triggered substantial volatility in the world financial markets and banking system. As a result, the investment portfolio of the Unified Cash Balance Plan incurred a significant decline in fair value during fiscal 2008. While the values of the investment portfolios of our defined benefit pension plans increased during fiscal 2009 and 2010, they declined in fiscal 2011 and reflected improvement for the thirty-nine weeks ended June 30, 2012, as the values of the plans’ individual investments have and will fluctuate in response to changing market conditions, and the amount of gains or losses that will be recognized in subsequent periods, if any, cannot be determined.

Authoritative accounting guidance may necessitate companies who issue and redeem shares based on book value to redefine the method used to value their shares.    Authoritative accounting guidance that requires adjustments to shareholders’ equity has the potential to impact companies whose equity securities are issued and redeemed at book value (“book value companies”) disproportionately more than companies whose share values are market-based (“publicly traded”). While valuations of publicly traded companies are primarily driven by their income statement and cash flows, the traded value of the shares of book value companies, however, may be immediately impacted by adjustments affecting shareholders’ equity upon implementation. Therefore, such guidance may necessitate companies who issue and redeem shares based on book value to redefine the method used to value their shares. As such, we modified our Exchange Value Per Share calculation to exclude accumulated other comprehensive earnings (loss) from Book Value (see Part II, Item 6. “Selected Financial Data” of our Annual Report on Form 10-K for the year ended October 1, 2011 for additional information on the calculation of the Exchange Value Per Share), thereby excluding the potentially volatile impact that (1) ASC Topic 715-20, “Compensation – Retirement Benefits – Defined Benefit Plans – General” and (2) changes in unrealized gains and losses, net of taxes, on available for sale investments would have on shareholders’ equity and Exchange Value Per Share.

A system failure or breach of system or network security could delay or interrupt services to our customers or subject us to significant liability.    We have implemented security measures such as firewalls, virus protection, intrusion detection and access controls to address the risk of computer viruses and unauthorized access. A business continuity plan has been developed focusing on the offsite restoration of computer hardware and software applications. We have also developed business resumption plans which include procedures to ensure the continuation of business operations in response to the risk of damage from energy blackouts, natural disasters, terrorism, war and telecommunication failures, and we have implemented change management procedures and quality assurance controls designed to ensure that new or upgraded business management systems operate as intended. However, there can be no assurances that any of these efforts will be adequate to prevent a system failure, accident or security breach, any of which could result in a material disruption to our business. In addition, substantial costs may be incurred to remedy the damages caused by any such disruptions.

Our success depends on our retention of our executive officers and senior management, and our ability to hire and retain additional key personnel.    Our success depends on the skills, experience and performance of our executive officers, senior management and other key personnel. The loss of service of one or more of our executive officers, senior management or other key employees could have a material adverse effect on our business, prospects, financial condition, operating results and cash flows. Our future success also depends on our continuing ability to attract and retain highly qualified technical, sales and managerial personnel. Competition for these personnel is intense, and there can be no assurance that we can retain our key employees or that we can attract, assimilate or retain other highly qualified technical, sales and managerial personnel in the future.

We depend on third parties for the supply of products and raw materials and for marketing and promotional programs.    We depend upon third parties for the supply of products, including corporate brand products, and raw materials. Any disruption in the services provided by any of these suppliers, or any failure by them to handle current or higher volumes of activity, could have a material adverse effect on our business, prospects, financial condition, operating results and cash flows.

We participate in various marketing and promotional programs to increase sales volume and reduce merchandise costs. Failure to continue these relationships on terms that are acceptable to us, or to obtain adequate marketing relationships, could have a material adverse effect on our business, prospects, financial condition, operating results and cash flows.

Increased electricity, diesel fuel and gasoline costs could reduce our profitability.    Our operations require and are dependent upon the continued availability of substantial amounts of electricity, diesel fuel and gasoline to manufacture, store and transport products. Our trucking operations are extensive and diesel fuel storage capacity represents approximately two weeks average usage. The prices of electricity, diesel fuel and gasoline fluctuate significantly over time. Given the competitive nature of the grocery industry, we may not be able to pass on increased costs of production, storage and transportation to our customers. As a result, either a shortage or significant increase in the cost of electricity, diesel fuel or gasoline could disrupt distribution activities and negatively impact our business and results of operations.

A strike or work stoppage by employees could disrupt our business and/or we could face increased operating costs from higher wages or benefits we must pay our employees.    Approximately 60% of our employees are covered by collective bargaining agreements, which have various expiration dates ranging from 2012 through 2015. If we are unable to negotiate acceptable contracts with labor unions representing our unionized employees, we may be subject to a strike or work stoppage that disrupts our business and/or increased operating costs resulting from higher wages or benefits paid to union members or replacement workers. Any such outcome could have a material adverse effect on our operations and financial results.

If we fail to maintain an effective system of internal controls, we may not be able to detect fraud or report our financial results accurately, which could harm our business and subject us to regulatory scrutiny.    Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we perform an annual evaluation of our internal controls over financial reporting. In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Reform Act”) became law. The Reform Act includes a provision that indefinitely exempts companies that qualify as either a non-accelerated filer or smaller reporting company from the auditor attestation requirement of Section 404(b) of the Sarbanes-Oxley Act of 2002. For fiscal 2012 and subsequent foreseeable fiscal years, we expect to be exempt from such requirement. Although we believe our internal controls are operating effectively, we cannot guarantee that we will not have any material weaknesses in the future. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.

A loss of our cooperative tax status could increase tax liability.    Subchapter T of the Internal Revenue Code sets forth rules for the tax treatment of cooperatives. As a cooperative, we are allowed to offset patronage earnings with patronage dividends that are paid in cash or through qualified written notices of allocation. However, we are taxed as a typical corporation on the remainder of our earnings from our Member business and on earnings from our Non-Member business. If we are not entitled to be taxed as a cooperative under Subchapter T, our revenues would be taxed when earned by us and the Members would be taxed when dividends are distributed. The Internal Revenue Service can challenge the tax status of cooperatives. The Internal Revenue Service has not challenged our tax status, and we would vigorously defend any such challenge. However, if we were not entitled to be taxed as a cooperative, taxation at both the Company and the Member level could have a material, adverse impact on us and our Members.

Each method used to meet the Class B Share Requirement has its own tax consequences.    Class B Shares required to be held by a new Member may be purchased directly at the time of admission as a Member or may be acquired over the five consecutive fiscal years commencing with the first year after admission as a Member at the rate of 20% per year. In addition, certain Members, including former shareholders of United Grocers, Inc. or Associated Grocers, Incorporated, may elect to satisfy their Class B Share Requirement only with respect to stores owned at the time of admission as a Member solely from their patronage dividend distributions. Each of these purchase alternatives may have tax consequences which are different from those applicable to other purchase alternatives. Members and prospective Members are urged to consult their tax advisers with respect to the application of U.S. federal income, state or local tax rules to the purchase method selected.

Members’ Class A, Class B and Class E Shares are subject to risk of loss.    Class A and Class B Shares are purchased and sold at purchase prices equal to the Exchange Value Per Share at the close of the last fiscal year end prior to the date the shares are purchased or tendered for redemption. Class E Shares are purchased and sold at a value of $100 per share. If a Member were to sell shares at a price that is less than the price at which the shares were purchased, the Member would lose all or a portion of its investment in the Class A, Class B or Class E Shares. See “OFFERING OF CLASS A, CLASS B AND CLASS E SHARES” in our Amendment No. 2 to Registration Statement on Form S-1 filed on April 19, 2012, with respect to our offering of Class A, Class B and Class E Shares for further information.

If the Board decides in any year to retain a portion of our earnings from our Non-Patronage Business, and not to allocate those earnings to the Exchange Value Per Share, the redemption price of Class A and Class B Shares that are repurchased in the year of such retention and in future years will be reduced.

The requirement that Members invest in our shares and/or make Required Deposits, and the lack of liquidity with respect to such investments and Required Deposits, may make attracting new Members difficult and may cause existing Members to withdraw from membership.    Members are required to meet specific requirements, which include ownership of our capital shares and may include required cash deposits. These investments by Members are a principal source of our capital, and for the thirty-nine weeks ended June 30, 2012, approximately 81% of our net sales were to Members. We compete with other wholesale suppliers who are not structured as cooperatives and therefore have no investment requirements for customers. Our requirements to purchase shares or maintain cash deposits may become an obstacle to retaining existing business and attracting new business. For a discussion of required Member equity investments and deposits, see Part I, Item 1. “Business – Capital Shares” and Part I, Item 1. “Business – Customer Deposits” of our Annual Report on Form 10-K for the year ended October 1, 2011.

Our Bylaws give the Board complete discretion with respect to the redemption of the shares held by terminated Members and excess shares held by Members. Our redemption policy currently provides that the number of Class B Shares that we may redeem in any fiscal year is limited to no more than 5% of the outstanding Class B Shares (after patronage dividends payable in Class B Shares). In fiscal 2012, we redeemed 11,558 Class B Shares, leaving 59,566 Class B Shares that have been tendered for redemption but not yet redeemed. See Part II, Item 8. “Financial Statements and Supplementary Data – Notes 10 and 18” of our Annual Report on Form 10-K for the year ended October 1, 2011 for recent redemption activity and the number of outstanding shares tendered for redemption but which have not yet been redeemed. Furthermore, required cash deposits are contractually subordinated and subject to the prior payment in full of our senior indebtedness. For a discussion of the limitations on the redemption of capital shares and the subordination of cash deposits, see Part I, Item 1. “Business – Capital Shares – Redemption of Class A, Class B and Class E Shares,” Part I, Item 1. “Business – Customer Deposits” and Part I, Item 1. “Business – Pledge of Shares and Guarantees” of our Annual Report on Form 10-K for the year ended October 1, 2011. These limitations on our obligation to redeem capital shares or repay the cash deposits of Members may cause Members to withdraw from membership or potential Members to not become Members.

Severe weather, natural disasters and adverse climate changes may adversely affect our financial condition and results of operations.    Severe weather conditions, such as hurricanes or tornadoes, or natural disasters, such as earthquakes or fires, in areas in which we have distribution facilities in which customers’ stores are located or from which we obtain products may adversely affect our results of operations. Such conditions may cause physical damage to our properties, closure of one or more of our distribution facilities, closure of customers’ stores, lack of an adequate work force in a market, temporary disruption in the supply of products, disruption in the transport of goods, delays in the delivery of goods to our distribution centers or customer stores or a reduction in the availability of products we offer. In addition, adverse climate conditions and adverse weather patterns, such as droughts and floods, which impact growing conditions and the quantity and quality of crops yielded by food producers, may adversely affect the availability or cost of certain products within the grocery supply chain. Our business resumption plans may not be effective in a timely manner and a significant disruption to our business could occur in the event of a natural disaster, terrorism or war. In addition, while we carry insurance to cover business interruption and damage to buildings and equipment, some of the insurance carries high deductibles. Any of these factors may disrupt our business and adversely affect our financial condition and results of operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our consolidated condensed financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates, assumptions and judgments that affect the amount of assets and liabilities reported in the consolidated condensed financial statements, the disclosure of contingent assets and liabilities as of the date of the consolidated condensed financial statements and reported amounts of revenues and expenses during the year. We believe our estimates and assumptions to be reasonable; however, future results could differ from those estimates under different assumptions or conditions.

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated condensed financial statements. On an ongoing basis, we evaluate our estimates, including those related to allowances for doubtful accounts, lease loss reserves, investments, goodwill and intangible assets, long-lived assets, income taxes, insurance reserves, pension and postretirement benefits and contingencies and litigation. We base our estimates on historical experience and on various other assumptions and factors that we believe to be reasonable under the circumstances. Based on our ongoing review, we make adjustments we consider appropriate under the facts and circumstances. The accompanying consolidated condensed financial statements are prepared using the same critical accounting policies and estimates discussed in Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the fiscal year ended October 1, 2011.

RECENTLY ADOPTED AND RECENTLY ISSUED AUTHORITATIVE ACCOUNTING GUIDANCE

Refer to Note 9 of “Notes to Consolidated Condensed Financial Statements – Unaudited” in Part I, Item 1. “Financial Statements (Unaudited)” of this Quarterly Report on Form 10-Q for management’s discussion of recently adopted and recently issued authoritative accounting guidance and their expected impact, if any, on our consolidated condensed financial statements.

AVAILABILITY OF SEC FILINGS

We make available, free of charge, through our website (http://www.unifiedgrocers.com) our Forms 10-K, 10-Q and 8-K, as well as our registration statements, proxy statements and all amendments to those reports, as soon as reasonably practicable after those reports are electronically filed with the SEC. A copy of any of the reports filed with the SEC can be obtained from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. A copy may also be obtained by calling the SEC at 1-800-SEC-0330. All reports filed electronically with the SEC are available on the SEC’s web site at http://www.sec.gov.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion of the market risks we face contains forward-looking statements. Forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements. See “Quantitative and Qualitative Disclosures About Market Risk” discussed in Part II, Item 7A of our Annual Report on Form 10-K for the year ended October 1, 2011 for additional information.

We are subject to interest rate changes on certain of our notes payable under our credit agreements that may affect the fair value of the notes payable, as well as cash flow and earnings. Based on the notes payable outstanding at June 30, 2012 and the current market condition, a one percent change in the applicable interest rates would impact our annual cash flow and pretax earnings by approximately $1.1 million. See Note 2 of “Notes to Consolidated Condensed Financial Statements – Unaudited” in Part I, Item 1. “Financial Statements (Unaudited)” for additional discussion regarding the fair value of notes payable.

We are exposed to credit risk on accounts receivable through the ordinary course of business and we perform ongoing credit evaluations. Concentration of credit risk with respect to accounts receivable is limited due to the nature of our customer base (i.e., primarily Members). We currently believe our allowance for doubtful accounts is sufficient to cover customer credit risks.

The majority of our investments are held primarily by two of our insurance subsidiaries, and includes obligations of U.S. government corporations and agencies, high quality investment grade corporate bonds, U.S. government treasury securities, U.S. state and municipal securities and common equity securities. The investments held by our insurance subsidiaries, excluding the common equity securities, are generally not actively traded and are valued based upon inputs including quoted prices for identical or similar assets. Collectively, the estimated fair value or market value of these investments continued to exceed their cost during the thirty-nine weeks ended June 30, 2012.

Life insurance and mutual fund assets with values tied to the equity markets are impacted by overall market conditions. During the thirty-nine weeks ended June 30, 2012, net earnings and net comprehensive earnings experienced an increase corresponding to the increase in life insurance and mutual fund assets, respectively.

ITEM 4.	CONTROLS AND PROCEDURES

Disclosure controls and procedures.    Disclosure controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, such as this Quarterly Report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure. Disclosure controls and procedures, no matter how well designed and implemented, can provide only reasonable assurance of achieving an entity’s disclosure objectives. The likelihood of achieving such objectives is affected by limitations inherent in disclosure controls and procedures. These include the fact that human judgment in decision-making can be faulty and that breakdowns in internal control can occur because of human failures such as simple errors, mistakes or intentional circumvention of the established processes.

At the end of the period covered by this report, our management, with the participation of our CEO and CFO, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Our CEO and CFO concluded that these disclosure controls and procedures were effective at the reasonable assurance level described above as of the end of the period covered in this report.

Changes in internal controls over financial reporting.    Our management, with the participation of our CEO and CFO, has evaluated any changes in our internal control over financial reporting that occurred during the most recent fiscal quarter. Based on that evaluation, our management concluded that no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred during the quarter ended June 30, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS

We are a party to various litigation, claims and disputes, some of which are for substantial amounts, arising in the ordinary course of business. While the ultimate effect of such actions cannot be predicted with certainty, we believe the outcome of these matters will not have a material adverse effect on our financial condition or results of operations.

ITEM 1A.	RISK FACTORS

There are no material changes from risk factors as previously disclosed in our Annual Report on Form 10-K for the fiscal year ended October 1, 2011, filed on December 9, 2011. Refer to “Risk Factors” in Part I, Item 2 of this Quarterly Report on Form 10-Q for discussion of our risk factors.

ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

COMPANY PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased	Average Price Paid Per Share
April 1, 2012 – April 28, 2012	— Shares	$—
April 29, 2012 – May 26, 2012	— Shares	$—
May 27, 2012 – June 30, 2012	3,150 Class A Shares	$312.31

Total	3,150 Shares	$312.31

Refer to “Redemption of Capital Stock” in Part I, Item 2 of this Quarterly Report on Form 10-Q for discussion of our share redemptions.

ITEM 3.	DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4.	MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5.	OTHER INFORMATION

None.

ITEM 6.	EXHIBITS

(a)	Exhibits

10.1	Second Amendment to Credit Agreement, dated as of June 19, 2012, by and among Unified Grocers, Inc., the lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent.

10.2	Fourth Amendment to Note Purchase Agreement dated as of June 29, 2012, by and among Unified Grocers, Inc. and the Noteholders listed on the signature page thereto.

10.3*	Amendment No. 2 to the Unified Grocers, Inc. Employee Savings Plan, amended as of May 7, 2012.

31.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Chief Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS**	XBRL Instance Document.

101.SCH**	XBRL Taxonomy Extension Schema Document.

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Management contract or compensatory plan or arrangement.
**

Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto, formatted in XBRL (eXtensible Business Reporting Language), are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIFIED GROCERS, INC.

By	/s/ Alfred A. Plamann
Alfred A. Plamann Chief Executive Officer (Principal Executive Officer)

By	/s/ Richard J. Martin
Richard J. Martin Executive Vice President, Finance & Administration and Chief Financial Officer (Principal Financial and Accounting Officer)

By	/s/ Randall G. Scoville
Randall G. Scoville Senior Vice President, Accounting and Chief Accounting Officer

Dated: August 14, 2012

Exhibit 10.1

UNIFIED GROCERS, INC.

SECOND AMENDMENT

TO CREDIT AGREEMENT

This SECOND AMENDMENT TO CREDIT AGREEMENT (this “Amendment”) is dated as of June 19, 2012 (the “Effective Date”) and entered into by and among Unified Grocers, Inc., a California corporation (“Borrower”), the financial institutions listed on the signature pages hereof (“Lenders”) and Wells Fargo Bank, National Association, as administrative agent for Lenders (“Administrative Agent”), and is made with reference to that certain Credit Agreement dated as of October 8, 2010, as amended by the First Amendment to Credit Agreement dated as of November 12, 2010 (as so amended, the “Credit Agreement”), by and among Borrower, Lenders, Union Bank, N.A., as syndication agent for Lenders, Bank of America, N.A., Bank of Montreal and Fifth Third Bank as co-documentation agents for Lenders, and Administrative Agent. Capitalized terms used herein without definition shall have the same meanings herein as set forth in the Credit Agreement.

RECITALS

WHEREAS, Borrower and Lenders desire to amend the Credit Agreement to change interest rates and a financial covenant, in each case as set forth below;

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:

Section 1. AMENDMENTS TO THE CREDIT AGREEMENT

1.1 Amendment to Section 2.2: Interest on the Loans. Subsection 2.2A(i) of the Credit Agreement is hereby amended by replacing the table appearing therein in its entirety with the following table:

	Consolidated Total Funded Debt to EBITDAP Ratio	Eurodollar Rate Margin	Base Rate Margin	Commitment Fee
Greater than or equal to:	3.50:1.00	2.50%	1.50%	0.30%

Greater than or equal to:	3.00:1.00

but less than:	3.50:1.00	2.00%	1.00%	0.30%

Greater than or equal to: but less than:	2.00:1.00 3.00:1.00	1.50%	0.50%	0.25%
Less than:	2.00:1.00	1.00%	0.00%	0.20%

1.2 Amendment to Section 7.6: Financial Covenants. Subsection 7.6A of the Credit Agreement is hereby amended and restated in its entirety as follows:

A. Consolidated Total Funded Debt to EBITDAP Ratio. As of the last day of each Fiscal Quarter of the Borrower, the Borrower shall not permit the Consolidated Total Funded Debt to EBITDAP Ratio for the four Fiscal Quarters of the Borrower then ended to be greater than 3.50 to 1; provided that the Consolidated Total Funded Debt to EBITDAP Ratio for the four Fiscal Quarters of the Borrower ending June 30, 2012 or for the four Fiscal Quarters of the Borrower ending September 29, 2012 shall not be greater than 4.0 to 1.

Section 2. BORROWER’S REPRESENTATIONS AND WARRANTIES

In order to induce Lenders to enter into this Amendment and to amend the Credit Agreement in the manner provided herein, Borrower represents and warrants to each Lender that the following statements are true, correct and complete:

A. Corporate Power and Authority. Borrower has full right and authority to enter into this Amendment and to carry out the transactions contemplated by, and perform its obligations under, the Credit Agreement as amended by this Amendment (the “Amended Agreement”).

B. Authorization of Agreements. The execution and delivery of this Amendment and the performance of the Amended Agreement have been duly authorized by Borrower.

C. No Conflict. The execution and delivery by Borrower of this Amendment and the performance by Borrower of the Amended Agreement do not and will not (a) contravene or constitute a default under any provision of law or any judgment, injunction, order or decree binding upon the Borrower or any Subsidiary Guarantor or any provision of the Organizational Documents of the Borrower or any Subsidiary Guarantor in any material respect, (b) contravene or constitute a default under any covenant, indenture or agreement of or affecting the Borrower or any Subsidiary Guarantor or any of its Property, in each case where such contravention or default, individually or in the aggregate, may reasonably be expected to have a Material Adverse Effect, or (c) result in the creation or imposition of any Lien on any Property of the Borrower or any Subsidiary Guarantor other than the Liens granted in favor of the Administrative Agent pursuant to the Collateral Documents.

D. Governmental Consents. No authorization, consent, license or exemption from, or filing or registration with, any court or governmental department, agency or instrumentality, nor any approval or consent of any other Person, is or will be necessary to the valid execution and delivery by Borrower of this Amendment or the performance by Borrower of the Amended Agreement, except for such approvals which have been obtained prior to the date of this Amendment and remain in full force and effect.

E. Binding Obligation. This Amendment has been duly authorized, executed and delivered by Borrower and this Amendment and the Amended Agreement are the valid and binding obligations of the Borrower enforceable against it in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance or similar laws affecting creditors’ rights generally and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law).

F. Incorporation of Representations and Warranties From Credit Agreement. The representations and warranties contained in Section 5 of the Credit Agreement are and will be true, correct and complete in all material respects on and as of the Effective Date to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case they were true, correct and complete in all material respects on and as of such earlier date; provided that, if a representation and warranty, covenant or condition is qualified as to materiality, the applicable materiality qualifier set forth above shall be disregarded with respect to such representation and warranty, covenant or condition for purposes of this condition.

G. Absence of Default. No event has occurred and is continuing or will result from the consummation of the transactions contemplated by this Amendment that would constitute a Default or an Event of Default.

Section 3. MISCELLANEOUS

A. Reference to and Effect on the Credit Agreement and the Other Loan Documents.

1. On and after the Effective Date, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import referring to the Credit Agreement, and each reference in the other Loan Documents to the “Credit Agreement”, “thereunder”, “thereof’ or words of like import referring to the Credit Agreement shall mean and be a reference to the Amended Agreement.

2. Except as specifically amended by this Amendment, the Credit Agreement and the other Loan Documents shall remain in full force and effect and are hereby ratified and confirmed.

3. The execution, delivery and performance of this Amendment shall not, except as expressly provided herein, constitute a waiver of any provision of, or operate as a waiver of any right, power or remedy of Agent or any Lender under, the Credit Agreement or any of the other Loan Documents.

B. Fees and Expenses. Borrower acknowledges that all costs, fees and expenses as described in subsection 10.2 of the Credit Agreement incurred by Administrative Agent and its counsel with respect to this Amendment and the documents and transactions contemplated hereby and any other fees otherwise agreed to by Borrower shall be for the account of Borrower.

C. Headings. Section and subsection headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose or be given any substantive effect.

D. Applicable Law. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF CALIFORNIA (INCLUDING WITHOUT LIMITATION SECTION 1646.5 OF THE CIVIL CODE OF THE STATE OF CALIFORNIA), WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES THAT WOULD REQUIRE APPLICATION OF ANOTHER LAW.

E. Counterparts; Effectiveness. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument; signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document. This Amendment shall become effective upon the execution of a counterpart hereof by each of Borrower, Administrative Agent, Required Lenders and each of the Loan Parties and receipt by Borrower and Administrative Agent of written or telephonic notification of such execution and authorization of delivery thereof.

Section 4. ACKNOWLEDGEMENT AND CONSENT BY GUARANTORS

Each guarantor listed on the signature pages hereof (“Guarantors”) hereby acknowledges that it has read this Amendment and consents to the terms thereof, and hereby confirms and agrees that, notwithstanding the effectiveness of this Amendment, the obligations of each Guarantor under its applicable Guaranty shall not be impaired or affected and the applicable Guaranty is, and shall continue to be, in full force and effect and is hereby confirmed and ratified in all respects. Each Guarantor further agrees that nothing in the Credit Agreement, this Amendment or any other Loan Document shall be deemed to require the consent of such Guarantor to any future amendment to the Credit Agreement.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective duly authorized officers as of the date first written above.

BORROWER:

UNIFIED GROCERS, INC.

By:	/s/ Christine Neal
Name:	Christine Neal
Title:	Senior Vice President of Finance

ADMINISTRATIVE AGENT AND LENDERS:

WELLS FARGO BANK, NATIONAL
ASSOCIATION, individually as a Lender and as Administrative Agent

By:	/s/ Karen R. Sessions
Name:	Karen R. Sessions
Title:	Senior Vice President

UNION BANK, N.A., individually as a Lender and as Syndication Agent

By:	/s/ Susan J. Swerdloff
Name:	Susan J. Swerdloff
Title:	Vice President

BANK OF AMERICA, N.A., individually as a Lender and as Co-Documentation Agent

By:	/s/ Adam Feit
Name:	Adam Feit
Title:	Senior Vice President

Signature Page to Second Amendment to Credit Agreement

BANK OF MONTREAL, individually as a Lender and as Co-Documentation Agent

By:	/s/ C. Scott Place
Name:	C. Scott Place
Title:	Director

FIFTH THIRD BANK, individually as a Lender and as Co-Documentation Agent

By:	/s/ Matthew B. Hils
Name:	Matthew Hils
Title:	Vice President / Credit Officer

COBANK, ACB, as a Lender

By:	/s/ Alan Schuler
Name:	Alan Schuler
Title:	Vice President

PNC BANK, NATIONAL ASSOCIATION, as a Lender

By:	/s/ Robin L. Arriola
Name:	Robin L. Arriola
Title:	Senior Vice President

BANK OF THE WEST, as a Lender

By:	/s/ John Linder
Name:	John Linder
Title:	Vice President

Signature Page to Second Amendment to Credit Agreement

Solely as to Section 4 hereof:
GUARANTORS:

CROWN GROCERS, INC.

By:	/s/ Christine Neal
Name:	Christine Neal
Title:	Senior Vice President of Finance

MARKET CENTRE

By:	/s/ Christine Neal
Name:	Christine Neal
Title:	Senior Vice President of Finance

Signature Page to Second Amendment to Credit Agreement

Exhibit 10.2

FOURTH AMENDMENT TO

AMENDED AND RESTATED

NOTE PURCHASE AGREEMENT

This Fourth Amendment to Amended and Restated Note Purchase Agreement (this “Amendment”), dated as of June 29, 2012, is among UNIFIED GROCERS, INC. (formerly known as Unified Western Grocers, Inc.), a California corporation (the “Company”), the Persons set forth on Schedule 1 attached hereto, which constitute all of the current Noteholders under the Amended and Restated Note Purchase Agreement referred to in Recital A below, and John Hancock Life Insurance Company (U.S.A.), acting in its capacity as collateral agent for the current Noteholders (in such capacity, the “Collateral Agent”).

RECITALS

A. Pursuant to that certain Amended and Restated Note Purchase Agreement, dated as of January 3, 2006, among the Company, the Collateral Agent and the purchasers named therein (as amended by the Amendment to Note Purchase Agreement and Consent dated as of December 19, 2006, by the Second Amendment to Note Purchase Agreement dated November 7, 2008, and by the Third Amendment to Amended and Restated Note Purchase Agreement dated November 3, 2009, and as amended hereby, the “Note Purchase Agreement,” and with capitalized terms used herein and not otherwise defined used with the meanings given such terms in the Note Purchase Agreement), the Company issued the Notes and the Purchasers purchased the same on the terms and conditions set forth therein.

B. The Company has requested that the Noteholders change certain covenants, and the parties have agreed to amend the Note Purchase Agreement on the terms set forth herein.

NOW THEREFORE, in consideration of the mutual conditions and agreements set forth in this Amendment, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1. AMENDMENTS TO THE NOTE PURCHASE AGREEMENT

Effective on the effective date of this Amendment, the Note Purchase Agreement is amended as follows:

(A) A new Section 1.6B is added to the Note Purchase Agreement to read as follows:

§1.6B Increase in Interest Rate.

(a) In addition to the provisions of Sections 1.6 and 1.6A hereof, if for the third or fourth Fiscal Quarters of the 2012 Fiscal Year (i.e., the Fiscal Year ending on or about September 30, 2012) the Indebtedness to Consolidated EBITDAP Ratio (calculated pursuant to Section 8.6(e)) is equal to or greater than 3.75:1.00, then the interest rate on the Notes shall, for each Tranche of the Notes, increase for the next Fiscal Quarter (but only for such Fiscal Quarter)

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by 1.5% per annum, effective on the first day of such next Fiscal Quarter (i.e., 8.657% for the Tranche A Notes, 7.921% for the Tranche B Notes and 8.32% for the Tranche C Notes).

(b) In addition to the provisions of Sections 1.6 and 1.6A hereof, if for the third or fourth Fiscal Quarters of the 2012 Fiscal Year the Indebtedness to Consolidated EBITDAP Ratio (calculated pursuant to Section 8.6(e)) is greater than 3.50:1.00 but less than 3.75:1.00, then the interest rate on the Notes shall, for each Tranche of Notes, increase for next Fiscal Quarter (but only for such Fiscal Quarter) by 0.50% per annum, effective on the first day of such next Fiscal Quarter (i.e., 7.657% for the Tranche A Notes, 6.921% for the Tranche B Notes and 7.32% for the Tranche C Notes).

(c) In addition to the provisions of Sections 1.6 and 1.6A hereof, if for the first and second Fiscal Quarters of the 2013 Fiscal Year (i.e., the Fiscal Year ending on or about September 30, 2013) the Indebtedness to Consolidated EBITDAP Ratio (calculated pursuant to Section 8.6(e)) is greater than 3.50:1.00, then the interest rate on the Notes shall, for each Tranche of Notes, increase for the next Fiscal Quarter (but only for such Fiscal Quarter) by 0.50% per annum, effective on the first day of such next Fiscal Quarter (i.e., 7.657% for the Tranche A Notes, 6.921% for the Tranche B Notes and 7.32% for the Tranche C Notes).

(d) If the interest rates on the Notes are for any Fiscal Quarter increased pursuant to the terms of this Section 1.6B, but the determination thereof is not made until after one or more monthly interest payments have been made with respect to such Fiscal Quarter, then on the next date after such determination that any payment of principal and/or interest is due under this Agreement the Company will make an additional payment of the increased amount of interest for said Fiscal Quarter which would have previously been paid if the parties had known at the beginning of said Fiscal Quarter that the interest rates on the Notes had been increased pursuant to the terms of this Section 1.6B.

(e) In calculating any Make-Whole Amount with respect to any prepayment under Section 6.2 hereof, such calculation shall not include any increase in the interest rate of the Notes pursuant to this Section 1.6B.

(B) The parenthetical phrase in the first line of Section 5.2(a) of the Note Purchase Agreement shall be amended to read as follows:

(including detailed calculations and, without limitation, in the case of the determination of Consolidated Lease Expenses, the furnishing of a worksheet in the form of Exhibit A to the Fourth Amendment to this Agreement along with backup schedules of leases and Subleases tying to the numbers and calculations on said worksheet and which shall be in form and detail satisfactory to the Collateral Agent in its reasonable discretion (and which schedules shall be deemed part of said worksheet)

(C) Section 7.8 of the Note Purchase Agreement is amended by replacing the number “$250,000” in each of clauses (a) and (b) thereof with the number “$1,000,000.”

(D) The first sentence of Section 8.6(b) of the Note Purchase Agreement is amended to read as follows:

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The Company shall not permit Consolidated Adjusted Indebtedness to exceed (i) 65% of the sum of Consolidated Adjusted Indebtedness and Consolidated Tangible Net Worth beginning with the third Fiscal Quarter of the 2012 Fiscal Year through the end of the first Fiscal Quarter of the 2014 Fiscal Year (i.e., the Fiscal Year ending on or about September 30, 2014) and (ii) all times thereafter, 60% of the sum of Consolidated Adjusted Indebtedness and Consolidated Tangible Net Worth.

(E) Section 8.6(e) of the Note Purchase Agreement is amended to read as follows:

(e) Indebtedness to Consolidated EBITDAP Ratio. As of the last day of each Fiscal Quarter of the Company, the Company shall not permit the ratio of (x) Indebtedness at such time to (y) Consolidated EBITDAP for the four Fiscal Quarters of the Company then ended to be greater than (i) 3.50 to 1.00 for each Fiscal Quarter through the second Fiscal Quarter of the 2012 Fiscal Year, (ii) 4.00:1.00 for the third and fourth Fiscal Quarters of the 2012 Fiscal Year, (iii) 3.75:1.00 for the first and second Fiscal Quarters of the 2013 Fiscal Year, (iv) 3.50:1.00 for the third Fiscal Quarter of the 2013 Fiscal Year, and (v) 3.25:1.00 for all Fiscal Quarters thereafter. In addition, for each of the Fiscal Quarters starting with the third Fiscal Quarter of the 2012 Fiscal Year and ending with the third Fiscal Quarter of the 2013 Fiscal Year, the Company shall not permit the Indebtedness to Consolidated EBITDAP Ratio to increase above 3.25:1.00 at the end of any such Fiscal Quarter as the result of any merger by any Person with or into the Company or any of its Subsidiaries during such period or the acquisition during such period by the Company or any of its Subsidiaries of any assets of any Person, but excluding Capital Expenditures consistent or substantially consistent with past practice.

(F) Section 8.6(k) of Note Purchase Agreement is relettered as Section 8.6(l), and a new Section 8.6(k) is added to the Note Purchase Agreement to read as follows:

(k) Consolidated Lease Expenses. The Company shall not permit in any Fiscal Quarter, beginning with the fourth Fiscal Quarter of the 2012 Fiscal Year, the product of its Consolidated Lease Expenses for each such Fiscal Quarter multiplied by four (4) to exceed $30,000,000.

(G) A new paragraph is added at the end of Section 8.6 of the Note Purchase Agreement to read as follows:

The Company may, at any time that no Default or Event of Default exists, request that the Consolidated Lease Expenses covenant of Section 8.6(k) be modified or eliminated and the relevant definitions used in the calculations of the Indebtedness to Consolidated EBITDAP Ratio in Section 8.6(e) be amended to include Consolidated Lease Expenses in a manner that is customary for the institutional private placement investment market at such time and consistent with the investment grade covenant criteria of all ratings agencies, and in each case taking into account the nature of the Collateral and the loan to value ratio with respect to the Collateral at such time. The consent of all Noteholders shall be required to approve any such amendment and, in considering any such approval, the Noteholders shall make conclusive determinations of whether the requested amendment is customary and/or will satisfy the investment grade covenant criteria of rating agencies; and provided that all of the foregoing criteria are satisfied, such consent shall not be unreasonably withheld.

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(G) In the Glossary to Note Purchase Agreement, the following term is amended to read as follows:

“Consolidated Adjusted Indebtedness” means, as of any date of determination, (and without duplication), (a) the consolidated Indebtedness of the Company on such date, minus (b) Indebtedness of the Financial Subsidiaries and the Insurance Subsidiaries, and minus (c) Indebtedness in respect of Subordinated Redemption Notes.

(H) In the Glossary to Note Purchase Agreement, the following term is added thereto in proper alphabetical order:

“Consolidated Lease Expenses” means, for each Fiscal Quarter, the lease expenses for the Company and its Subsidiaries for such Fiscal Quarter pursuant to GAAP with respect to all leases to which the Company or any of its Subsidiaries are a party as a tenant or lessee and which leases are not (a) Capital Leases, (b) leases for office equipment, or (c) leases that have a lease term (including all possible extensions of the expiration date thereof pursuant to the provisions thereof) of six (6) months or less. In addition, the Company may deduct from Consolidated Lease Expenses for any Fiscal Quarter, on the following basis, the rent it receives, or is paid on its behalf to the landlord, during such Fiscal Quarter from subleases by it as the sublandlord of leased real property sites (the “Subleases”) covered in the calculations of Consolidated Lease Expenses as long as, at the end of such Fiscal Quarter, no Default or Event of Default exists and not more than 15% of the aggregate rent received or to be received from the Subleases is delinquent (or, for any Fiscal Quarter if the Indebtedness to Consolidated EBITDAP Ratio at the end of such Fiscal Quarter is equal to or less than 3.00:1.00, not more than 20% of the aggregate rent received or to be received from the Subleases in such Fiscal Quarter is delinquent), including delinquencies which would exist but for any waiver of or amendment to the Subleases by the Company or any Subsidiaries to cure such delinquency (this last clause being referred to herein as the “No Waiver/Amendment Clause”):

(i) if the Indebtedness to Consolidated EBITDAP Ratio at the end of such Fiscal Quarter is equal to or greater than 3.26:1.00 but less than 3.50:1.00, then 30% of the rent received from the Subleases which are not delinquent, including delinquencies pursuant to the No Waiver/Amendment Clause, shall be deducted;

(ii) if the Indebtedness to Consolidated EBITDAP Ratio at the end of such Fiscal Quarter is equal to or greater than 3.01:1.00 but less than 3.26:1.00, then 60% of the rent received from the Subleases which are not delinquent, including delinquencies pursuant to the No Waiver/Amendment Clause, shall be deducted;

(iii) if the Indebtedness to Consolidated EBITDAP Ratio at the end of such Fiscal Quarter is equal to or greater than 2.76:1.00 but less than 3.01:1.00, then 90% of the rent received from the Subleases which are not delinquent, including delinquencies pursuant to the No Waiver/Amendment Clause, shall be deducted; and

(iv) if the Indebtedness to Consolidated EBITDAP Ratio at the end of such Fiscal Quarter is less than 2.76:1.00, then 100% of the rent received from the Subleases

4

which are not delinquent, including delinquencies pursuant to the No Waiver/Amendment Clause, shall be deducted.

Furthermore, if there is a default under any of the Subleases and the Company or any of its Subsidiaries is required under GAAP utilized by it to take (and does take) a reserve against such default and such reserve is included as an expense or payment in the calculation of Consolidated Lease Expenses, then such reserve(s) may be deducted from Consolidated Lease Expenses as long as the reserve(s) remain in effect.

SECTION 2. APPRAISALS

The Company acknowledges that the Collateral Agent will promptly after the effective date of this Amendment order new appraisals of the Real Property and the buildings and improvements thereon (the “Appraisals”), and the Company hereby authorizes the Collateral Agent to commission the Appraisals and have them scheduled to be completed no later than October 31, 2012. The Collateral Agent shall select the appraiser or appraisers for the Appraisals (who shall be MAI qualified) and the Appraisals shall comply with all FIRREA regulations and all laws and regulations applicable to any and/or all of the Noteholders. The fees and costs of the Appraisals shall be paid pursuant to Section 3 hereof.

SECTION 3. AMENDMENT FEE

(a) On the effective date of this Amendment, the Company shall pay to the Collateral Agent by wire transfer, for the ratable benefit of the Noteholders, an amendment fee of $150,000 (the “Fee”). The Fee shall be fully earned and nonrefundable on the date of payment.

(b) In addition to the payment of the Fee, within 10 days after the effective date of the Amendment the Company shall deposit by wire transfer $100,000 with a third party escrow agent on terms reasonably satisfactory to the Collateral Agent (the “Deposit”). The Company will pay the fees and costs of the escrow agent. When the Appraisals are completed, the Collateral Agent shall, as long as no Default or Event of Default then exists, deduct the fees and costs of the Appraisals from the Deposit and pay the appraiser(s) who performed the Appraisals said costs and fees. The balance of the Deposit (the “Balance”) shall thereupon become the property of the Noteholders as an additional amendment fee, shall at that point be fully earned and nonrefundable and the Collateral Agent shall disburse the Balance to the Noteholders on a ratable basis. However, if at the time the Appraisals are completed a Default or Event of Default exists, then the Company shall immediately pay all fees and costs of the Appraisals directly to the appraiser(s), all of the Deposit shall become the property of the Noteholders as an additional amendment fee, shall at that point be fully earned and nonrefundable, and the Collateral Agent shall disburse the Deposit to the Noteholders on a ratable basis. The Deposit shall be placed in a non-interest bearing account.

SECTION 4. CONDITIONS TO EFFECTIVENESS.

This Amendment shall become effective subject to the payment of the Fee and the fulfillment to the reasonable satisfaction of the Collateral Agent on the date hereof of the following conditions:

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§4.1 Representations and Warranties. The representations and warranties of the Company in the this Amendment shall be correct.

§4.2 No Default. After giving effect to the provisions of the Amendment, no Default or Event of Default shall have occurred and be continuing.

§4.3 Officer’s Certificate. The Company shall have delivered to the Collateral Agent an Officer’s Certificate, dated the date hereof, certifying (i) that the conditions specified in Sections 4.1 and 4.2 have been fulfilled, (ii) the resolutions attached thereto and other corporate proceedings relating to the authorization, execution and delivery of this Amendment, and (iii) the incumbency and specimen signatures of the persons authorized to execute this Amendment.

§4.4 Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated by the this Amendment and all documents and instruments incident to the transactions contemplated hereby shall be reasonably satisfactory to the Collateral Agent.

§4.5 No Material Adverse Change. There shall not have occurred any Material Adverse Effect, as reasonably determined by the Noteholders, since March 31, 2012.

SECTION 5. REPRESENTATIONS AND WARRANTIES OF COMPANY

In order to induce the Noteholders to enter into this Amendment and consummate all of the transactions contemplated thereby, the Company and each Subsidiary Guarantor, for itself alone and not for any other entity, as applicable, represents and warrants as of the date hereof that:

§5.1 Existing Representations and Warranties True and Correct. All of the representations and warranties made by the Company set forth in Sections 3.1, 3.2, 3.4(c), 3.4(e), 3.8, 3.9, 3.10(a), 3.10(c), 3.11, 3.12(a), 3.12(b) (provided that it is understood that the reference to “Plan” in the first sentence of such Section 3.12(b) shall be deemed to refer to each Plan other than Multi-employer Plans), 3.12(e) (provided that the reference in Section 3.12(e) to “the Company’s most recently ended Fiscal Year” shall be deemed to be a reference to “the Company’s Fiscal Year ended October 1, 2011” and the reference in Section 3.12(e) to “Note 13 to the Company’s Financial Statements for the Fiscal Year ended September 27, 2008” shall be deemed to be a reference to “Note 12 to the Company’s Financial Statements for the Fiscal Year ended October 1, 2011”), 3.15, the second sentence of Section 3.16, 3.17, 3.19, 3.20, 3.26 and 3.27 of the Note Purchase Agreement, as modified by relevant Items set forth in disclosure Schedule II to the Note Purchase Agreement (provided that to the extent any such Items are modified as set forth in Schedule 2 hereto, then the Items referenced in the representations and warranties above shall be deemed to be a reference to such Items as modified in the manner set forth in Schedule 2 hereto), are true and correct on and as of the date hereof, and no Default or Event of Default has occurred and is continuing.

§5.2 Requisite Power. The Company and each Subsidiary Guarantor has the power, authority and legal right to enter into, perform and comply with this Amendment, to carry

6

out the provisions of this Amendment and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Amendment by the Company and each Subsidiary Guarantor, as applicable, and all of the documents relating thereto to which any of them is a party have been duly authorized by the Board of Directors of the Company and each Subsidiary Guarantor, as applicable, and all necessary action in respect thereof has been taken, and the execution, delivery and performance thereof do not require any other consent or approval of any Person.

§5.3 Consents. No consent, license, permit, approval or authorization of, exemption by, notice or report to, or registration, filing or declaration with, any Governmental Authority is required on the part of the Company or any Subsidiary Guarantor, as applicable, in connection with the execution, delivery and performance by the Company or any Subsidiary Guarantor, as applicable, of this Amendment.

§5.4 Binding Agreements. This Amendment has been duly executed and delivered by the Company and each Subsidiary Guarantor and constitutes the legal, valid and binding obligations of the Company or such Subsidiary Guarantor, as applicable, enforceable against the Company or such Subsidiary Guarantor, as applicable, in accordance with its or their terms, except as the enforceability hereof or thereof may be affected by bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and principles of equity. The execution, delivery and performance by each Company and each Subsidiary Guarantor of this Amendment do not or will not: (a) contravene such Person’s Articles of Incorporation or Bylaws; (b) violate any provision of any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award presently in effect applicable to such Person; (c) result in a breach of or constitute a default under any contractual obligation of the Company or such Subsidiary Guarantor, as applicable; or (d) result in or require the imposition of any Lien (except as shall be created by the Security Documents) upon or with respect to any of the Assets now owned or hereafter acquired by the Company or any Subsidiary Guarantor except as permitted by the Note Purchase Agreement.

§5.5 No Claims, Etc. Each of the Company and each Subsidiary Guarantor has no existing claims, counterclaims, defenses, personal or otherwise, or rights of setoff whatsoever with respect to any of the Debt Documents or against the Collateral Agent or any of the Noteholders, whether arising out of the Debt Documents or otherwise.

SECTION 6. REAFFIRMATION OF DEBT DOCUMENTS

The Company hereby affirms and agrees that: (a) its execution and delivery of, and the performance of its obligations under, this Amendment shall not in any way amend, impair, invalidate or otherwise affect any of its obligations or the rights of the Collateral Agent or the Noteholders under the Note Purchase Agreement and the other Debt Documents, except as expressly set forth herein, (b) to the extent not expressly amended hereby, the Note Purchase Agreement and the other Debt Documents remain in full force and effect, and (c) to the extent not expressly amended hereby or previously released by the Collateral Agent, the Security Documents continue to constitute a first priority perfected Lien upon the Real Property and the Personal Property as security for the Obligations of the Company under the Note Purchase

7

Agreement as amended hereby, subject in each case to any Liens or other matters expressly permitted by the Note Purchase Agreement.

SECTION 7. CONSENT OF SUBSIDIARY GUARANTORS

Each Subsidiary Guarantor, by acknowledging and agreeing to this Amendment as provided by its signature below, hereby consents to this Amendment, and agrees that (a) the execution and delivery by the Company of, and the performance of its obligations under, this Amendment shall not in any way amend, impair, invalidate or otherwise affect any of the obligations of such Subsidiary Guarantor or the rights of Noteholders under any provisions of the Subsidiary Guaranties or the Subsidiary Security Agreements, and (b) the Subsidiary Guaranties and the Subsidiary Security Agreements remain in full force and effect, and such Subsidiary Guarantor has no defenses or offsets to any of its obligations thereunder.

SECTION 8. MISCELLANEOUS

(a) On and after the date effective hereof, each reference in the Agreement to “this Agreement,” hereunder,” hereof,” “herein,” or words of like import, and each such reference in the Debt Documents or any of the Notes, shall mean and be a reference to the Agreement as amended hereby.

(b) The Company acknowledges that pursuant to Section 13.1 of the Agreement, the Company is obligated to pay or reimburse the Noteholders for all amounts covered by such section which relate in any way to this Amendment, and such amounts are not included within, nor shall they be deducted from, the Fee or the Deposit.

(c) This Amendment may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

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(d) Section headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment or be given any substantive effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the day and year first above written.

UNIFIED GROCERS, INC., a California corporation

By:	/s/ Christine Neal
Name:	Christine Neal
Title:	Senior Vice President of Finance

GROCERS DEVELOPMENT CENTER, INC., a California corporation, as a Subsidiary Guarantor (for purposes of sections 5 and 7 only)

By:	/s/ Christine Neal
Name:	Christine Neal
Title:	Senior Vice President of Finance

CROWN GROCERS, INC., a California corporation, as a Subsidiary Guarantor (for purposes of sections 5 and 7 only)

By:	/s/ Christine Neal
Name:	Christine Neal
Title:	Senior Vice President of Finance

SAV MAX FOODS, INC., a California corporation, as a Subsidiary Guarantor (for purposes of sections 5 and 7 only)

By:	/s/ Christine Neal
Name:	Christine Neal
Title:	Senior Vice President of Finance

9

MARKET CENTRE (formerly known as GROCERS SPECIALTY COMPANY), a California corporation, as a Subsidiary Guarantor (for purposes of sections 5 and 7 only)

By:	/s/ Christine Neal
Name:	Christine Neal
Title:	Senior Vice President of Finance

10

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.), as Collateral Agent and as a Noteholder

By:	/s/ Dwayne Bertrand
Dwayne Bertrand
Managing Director

JOHN HANCOCK LIFE & HEALTH INSURANCE COMPANY, as a Noteholder

By:	/s/ Dwayne Bertrand
Dwayne Bertrand
Managing Director

11

JPMORGAN CHASE BANK, not individually but solely in its capacity as Directed Trustee for the SBC Master Pension Trust, as a Noteholder

By:	/s/ Jacquelin M. Savage
Name:	Jacquelin M. Savage
Title:	Assistant Vice President
JPMorgan Change Bank, N.A. acting solely in its representative capacity as directed trustee for and not in its individual capacity. JPMorgan Chase Bank, N.A. will not have individual liability with respect to the foregoing.

12

List of Schedules and Exhibits

Schedule 1	List of Noteholders

Schedule 2	Supplemental Disclosures of the Company

Exhibit A	Form for Consolidated Lease Expenses Calculation

1

Exhibit 10.3

AMENDMENT NO. 2

TO THE

UNIFIED GROCERS, INC.

EMPLOYEE SAVINGS PLAN

Unified Grocers, Inc. (the “Company”) hereby amends the above-named plan (the “Plan”), effective (except as otherwise provided below) as of the Effective Date, as defined in the Plan document, dated December 30, 2010, as follows:

1. The following new sentence is added to the end of Section 3.7(e) of the Plan:

“In addition, in accordance with the Regulations, Deemed Elective Contributions and Additional Contributions cannot be taken into account for a Plan Year for a Non-Highly Compensated Employee to the extent such contributions exceed the product of the Non-Highly Compensated Employee’s Compensation and the greater of 5% or two times the Plan’s representative contribution rate.”

2. The following new sentence is added to the end of Section 3.8(f)(vii):

“In addition, in accordance with the Regulations, any such contributions cannot be taken into account for an applicable year for a Non-Highly Compensated Employee to the extent such contributions exceed the product of such Non-Highly Compensated Employee’s Compensation and the greater of 5% or two times the Plan’s representative contribution rate.”

3. Subsection (i) of Section 6.7(e) of the Plan is hereby amended in its entirety to read as follows:

“(i) $20,000 (before April 1, 2011) or $50,000 (after March 31, 2011), reduced, in either case, by the excess (if any) of (A) the highest outstanding balance of all loans from the Trust to such Participant during the one-year period ending on the day before the date on which such loan is made, over (B) the outstanding balance of all loans from the Trust to such Participant on the date on which such loan is made; or”

4. Subsection (ii) of Section 6.9(a) of the Plan is hereby amended in its entirety to read as follows:

“(ii) the current value of such Participant’s Deferred Income Account (excluding any Deemed Elective Contributions or Additional Contributions); or”

5. The fourth sentence of Section 7.3(b) of the Plan is amended by deleting the reference to “separation from service” and replacing it with “severance from employment.”

* * * * *

The Company has caused this Amendment No. 2 to be signed on the date indicated below, to be effective as indicated above.

“Company”

UNIFIED GROCERS, INC.

Dated: May 7, 2012	By:	/s/ Robert M. Ling, Jr.

	Its:	President

EXHIBIT 31.1

CERTIFICATION

I, Alfred A. Plamann, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Unified Grocers, Inc. (the “Registrant”);

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.

The Registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the Registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.

The Registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Dated: August 14, 2012

/s/ Alfred A. Plamann
Alfred A. Plamann
Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, Richard J. Martin, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Unified Grocers, Inc. (the “Registrant”);

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.

The Registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the Registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.

The Registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Dated: August 14, 2012

/s/ Richard J. Martin
Richard J. Martin
Executive Vice President, Finance and Administration and Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF THE

SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-Q of Unified Grocers, Inc. (the “Company”) for the fiscal quarter ended June 30, 2012, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Alfred A. Plamann, Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods presented in the Report.

Date: August 14, 2012

/s/ Alfred A. Plamann
Alfred A. Plamann
Chief Executive Officer
(Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF THE

SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-Q of Unified Grocers, Inc. (the “Company”) for the fiscal quarter ended June 30, 2012, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Richard J. Martin, Executive Vice President, Finance and Administration and Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods presented in the Report.

Date: August 14, 2012

/s/ Richard J. Martin
Richard J. Martin
Executive Vice President, Finance and Administration and Chief Financial Officer
(Principal Financial and Accounting Officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be furnished to the Securities and Exchange Commission or its staff upon request.